8/11

[redacted]

08004234

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Philodrill Corp

*CURRENT ADDRESS

PROCESSED

AUG 1 3 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02579 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dey

DAT : 8/12/08



2007 annual report

THE PHILODRILL CORPORATION

Table of Contents

Financial Highlights

(In Thousands of Pesos)

	Consolidated	Entity	
	2007	2006	2005
FOR THE YEAR			
Revenues from Petroleum Operations	168,952	147,043	78,739
Investment Income	8,280	5,797	38,282
Interest and Other Income	24,385	11,458	16,518
Net Income (Loss)	28,056	(175,766)	2,745
AS OF END OF YEAR			
Total Assets	1,534,759	1,552,453	2,293,019
Current Liabilities	132,948	176,404	496,235
Noncurrent Liabilities	3,472	1,043	660
Net Worth	1,398,339	1,375,006	1,796,124
Authorized Capital	1,550,000	1,550,000	1,550,000
Issued and Subscribed Capital	1,534,950	1,534,944	1,534,944

OUR COVER
Steady jet of pressurized seawater suppresses the heat of burning crude during the Galoc 3 well's recent c ean up flow. Discovered in 1981, putting the Galoc Field into production has now become a reality.

Photo credits: Galoc Production Company

DEAR FELLOW STOCKHOLDERS:



We are pleased to submit your company's Financial and Operations Report for the calendar year ended December 31, 2007.

Financial Matters

Your company's revenues continued its upward trend in 2007, growing by 23% to ₱201.6 million from ₱164.3 million in 2006. Revenue from petroleum operations, which comprised 84% of the total, grew 15% to ₱169.0 million mainly due to the sustained upsurge in crude prices and partly due to a slight increase in oil production. Your company also realized a non-recurring gain of ₱18.9 million from the sale of an unutilized portion of our condominium office, the proceeds from which was used to retire a portion of our debt. Equitized income from our investment in Penta Capital increased by 43% to ₱8.3 million on account of the higher level of profit in 2007.

Total costs and expenses dropped by almost 50% to ₱172.1 million this year from ₱337.4 million in 2006. The major factor behind the decline was the ₱195.0 million loss which we booked in 2006 arising from the sale of your company's shareholdings in EDSA Properties Holdings, Inc. (EPHI), which made possible the retirement of a major portion of our interest-bearing loans. As a result, the level of interest expense decreased by 29% to ₱16.4 million in 2007. However, petroleum-related operating expenses and general overhead went up by almost 30% to ₱155.1 million mostly due to high fuel costs and increased charter rates for vessels and aircraft employed in our petroleum operation.

After sustaining a relatively substantial loss in 2006 due to the loss from the sale of our EPHI investment, your company successfully returned to profitability in 2007 with a net income of ₱28.0 million. We are confident that the succeeding years will see much better levels of revenue and profits for your company as new petroleum projects come on stream as discussed in the succeeding part of this report.

Your company's total assets stood at ₱1.53 billion as of end-2007, slightly lower than the year-ago level of ₱1.55 billion. However, there were some notable changes within the various asset components in the balance sheet. The combined balance of receivables and advances went down by ₱48.7 million in 2007 mainly due to the conversion of these receivables into shares of stock of one of your company's publicly listed affiliates. This conversion adds a measure of liquidity into your company's assets due to the ready marketability of the shares. In consonance with the mandate earlier given to management to consider divesting certain non-oil assets to bring down your company's debt level, we sold our shareholdings in Anglo Philippine Holdings Corporation (Anglo) to settle around ₱44.0 million of interest bearing obligations. Deferred oil exploration costs increased by ₱32.5 million on account of your company's purchase of 100% of the outstanding capital stock of Phoenix Gas and Oil Exploration Company (PGO) in May 2007. The details of this acquisition are discussed in the succeeding part of this letter.

Our continuing efforts to reduce your company's indebtedness is reflected in the liabilities section of the balance sheet, which shows that total liabilities stood at ₱136.4 million as of year-end 2007, ₱41.0 million lower than the previous year's level. Two years ago, your company's total debt amounted to almost ₱500.0 million. With a much improved revenue outlook for 2008 due the expected start-up of Galoc oil production by mid-year, we are confident that your company will be able to retire all its interest-bearing obligations before the end of the year.

Total stockholders' equity amounting to ₱1.4 billion as of end-2007 was ₱23.3 million higher than in 2006 on account of the net income generated during the year which was partially offset by a ₱5.0 million increase in the valuation reserve pertaining to our remaining listed stock investments.

As previously mentioned, your company purchased in May 2007 the outstanding capital stock of Phoenix Gas and Oil Exploration Company (PGO) for US$680,000 or ₱32.6 million based on the prevailing exchange rate at that time. This acquisition was an important strategic move on our part since PGO has outstanding equity interests in Service Contracts (SC) 6B and 14 and is a carried interest party in SC 6A, in which areas your company is also involved. As part of the transaction, we also acquired ₱32.0 million worth of cost recovery account in SC 6B and 14. The immediate positive effect of this decision is that your company now enjoys a higher revenue share in the currently producing Nido and Matinloc oilfields. Additionally, we will benefit from enhanced revenue sharing from Galoc and potentially in Octon under SC 6A.

Your company held a special stockholders' meeting on January 16, 2008 in which two specific resolutions were approved. The first resolution involved a change in the company's primary business purpose, from that of a diversified holding company to petroleum exploration and development. It will be recalled that in 1989 when your company's diversified business interests included investments in property development, mining, financial services, manufacturing and petroleum exploration and development, its primary business purpose was amended to that of a diversified holding company while retaining petroleum and mineral exploration as one of its secondary purposes. With the divestment of most of our non-oil assets and the shift in our corporate focus back to your company's original purpose when it was incorporated in 1969, the change in the primary business purpose as approved in the special stockholders' meeting was warranted.

The other resolution involved an increase in your company's authorized capital from ₱1.55 billion to ₱2.0 billion to pave the way for 1-for-4 stock rights offering which we plan to implement towards the middle of 2008. The funds to be raised from the offering will be utilized mainly to pay for your company's share in the projected cost of the Sulu Sea well drilling under SC 41 scheduled in July 2008. Another portion of the proceeds will cover our share in the first month operating expense budget for the Galoc Project prior to the commencement of production, as well as in costs related to certain studies to be undertaken in preparation for the possible second phase development of the Galoc field. The remaining funds will be earmarked for debt repayment and expenses related to the rights offering.

Petroleum Operations

The Nido and Matinloc fields produced an aggregate of 184,248 barrels of crude in 2007, slightly higher than the previous year's output. However, the average selling price of US$64.23 per barrel was 15% higher than the average price in 2006. Despite higher operating costs in 2007 brought about by the rise in fuel prices and increased charter rates, our petroleum operations continued to improve its level of profitability due to the buoyant crude prices in the world market. We were thus able to not only maintain, but also improve, our operating cash flows the surplus of which was distributed among our partners.

Our facilities at Nido and Matinloc are already more than twenty years old, and while we continue to set aside funds for regular upkeep and maintenance, the overall safety of our personnel and integrity of the structures is one of our primary concerns. In this regard, we have recently commissioned an upgraded fire deluge system at Matinloc. We also conducted topside inspections of the production platforms and have taken immediate steps to institute remedial action where needed. We likewise contracted an expert team to perform an underwater survey and inspection of the facilities in order to pinpoint areas where additional corrective measures might be in order. As of this writing, the survey was in progress, the results of which are expected by the middle of 2008.

As part of our continuing program to protect the environment, we engaged the services of another group to survey and monitor the vicinity of our operations in offshore Palawan in order to determine the impact of our operations on the surrounding areas. We are pleased to report that the recently released results of the study showed that our activities have had no significant adverse effect on the marine environment. However, to prepare for any eventuality, we purchased a subsurface safety valve as well as an oil spill boom which could be deployed if necessary to contain any major oil spillage. We have likewise scheduled for plugging the dormant Pandan well in order to avert the possibility of oil leaking from the underwater flow lines.

While our production operations at Nido and Matinloc continue to be economically viable based on the prevailing price and cost structure as well as production volume, we realize that the oil reserves will be eventually depleted and that the wells will have to be plugged and the facilities decommissioned in accordance with good oilfield practices. As a prudent operator we have thus started to set aside for this purpose, with approval from our partners, a portion of our surplus funds to cover this future obligation. We would like to note however that these contributions to the P&A fund are cost recoverable expenditures.

The Galoc Project under the operatorship of Galoc Production Company (GPC) continued to make substantial progress in its development program for the oilfield. The Galoc 3 and 4 production wells were successfully drilled within the last quarter of 2007 up to the early part of January 2008. The data gathered from the drilling and from the subsequent flow tests conducted on both wells produced better than expected results on certain important parameters such as reservoir thickness, sand quality and well pressure. This has given way to the upgrading of the oil reserve estimate and the strong probability of higher and better sustained production flow rates when the wells are produced.

Following the demobilization and release of the drillship "Energy Searcher" in early March 2008, the construction ship "Lewek Champion" arrived at the project site for the installation of the subsea mooring and riser system, which was completed before the end of the month. With the installation of more than 1,200 tons of equipment on the seabed 290 meters below the sea surface, the hook-up of the facility to the floating production, storage and offloading (FPSO) vessel "Rubicon Intrepid" would have proceeded immediately. However, a dispute arose between GPC and the owners of the FPSO relating to terms of payment and the pending certification of the FPSO, causing an extended delay in the vessel's mobilization and availability at the project site. The situation was aggravated by the deterioration of weather conditions at the area.

As of this writing, the disputes involving the FPSO had been resolved and the vessel has arrived at the site awaiting calmer seas for the start of the connection to the production flow lines. On the assumption that there would be no further delays, first oil is expected by early June 2008 with the initial shipment expected towards the end of the month. The portion of the crude production owned by GPC and the Filipino partners including your company will be marketed by Vitol, the majority shareholder of GPC and the largest independent crude trading company in the world. After the production start-up, the project will undergo a maximum of six months extended production test (EPT) during which all revenues will be applied towards recovery of current operating expenses and project development costs. Your company will start receiving its share of the Galoc oil revenues after the EPT which in our calculation, based on prevailing crude prices and expected flow rates, would only take between two and three months.

The contractual and operational delays experienced in the implementation of the Galoc development program has resulted in a relatively substantial increase in the project cost, from the original US$86.4 million to around US$118.0 million as of this time. Under the terms of the farm-in agreement, your company will be carried through this budget overrun which is not expected to have a significant negative impact on the project's economic viability in view of the high level of crude prices and the favorable prognosis on the recoverable oil reserves and expected production flow rates.

GPC has put forward a proposal to undertake the second phase of the Galoc Project, which is aimed at accessing additional reserves and augmenting the crude output from the present development. With a projected cost of between US$120.0 to US$140.0 million, GPC has offered to put together external financing for the project, with an indicative 35% equity share for the partners. Your company is studying this proposal. In the meantime, we have agreed to participate in a prefeasibility study costing US$3.0 million to be commissioned by GPC. The decision on whether to proceed with Phase 2 is expected before the end of 2008.

Your company had a 6.4% post-farmout participating interest in the Galoc Project. Following our acquisition of PGO in May 2007 as discussed earlier in this report, our equity has increased to 7.02%.

In SC 6A, we reported last year that we have farmed out this block to Vitol with your company retaining a post-farmout participating interest of over 13%. Preparatory to its evaluation of the various prospects in the block, Vitol assembled a comprehensive database over the contract area, including the processed 3D seismic data under the custody of Western Geco. The preliminary results of Vitol's geologic and geophysical evaluation appear promising, and we expect to be provided with a clearer picture towards the middle of this year. The northern part of the block which includes the large Barselisa Prospect will most probably be the focus of Vitol's future exploration thrust.

The potential development of the Octon field is still under serious consideration, although the more attractive economics for the project appear to be a joint development scenario with Galoc instead of a stand-alone proposition. Octon's viability is expected to be further enhanced once a decision to proceed with Phase 2 Galoc development is reached by the end of this year.

There are other areas within SC 6 and 14, such as West Linapacan, Cadlao and Bonita, which have received farm-in offers and were in varying stages of finalization at this writing. Your company has different levels of equity in these areas and we continue to look forward to the successful conclusion of the farm-out negotiations so that the necessary exploration and development activities could be undertaken for the benefit of the participating partners.

In the Sulu Sea area under SC 41, the operator Tap Oil completed a 750 square kilometer 3D seismic data acquisition in mid-2007 in compliance with its farm-in commitment. Following processing and evaluation of the seismic survey results, Tap Oil announced its intention to drill two back-to-back wells towards the middle of 2008. In this regard, Tap Oil is preparing for the mobilization of the drilling rig possibly by July, and is also preparing the ranking sequence of the top four prospects identified based on the 3D seismic data acquired in 2007.

In connection with the planned drilling, Tap Oil has submitted for approval by the SC 41 partners the budget for the two wells, the first of which will be a commitment well while the second one will be an option well. Your company will be carried free in the drilling of the first well but will have to pay for its share in the cost of the second well based on our 3.4% participating interest. On a tested basis, the cost of this well is placed at approximately

US$50.0 million of which our potential share would be around US$1.7 million or about ₱70.0 million based on the current exchange rate. Your company believes in the favorable potential of the Sulu Sea area for hydrocarbon generation. Accordingly, we have made a decision to raise the necessary funds to cover our prospective share in the drilling cost by way of a stock rights offering which we mentioned earlier on.

With regard to our interest in the onshore Mindoro area under SC 53, we previously reported that we had farmed out the area to Laxmi Organic Industries Ltd. of Thailand which agreed to carry the Filipino partners through the cost of one mandatory well. However, in June 2007, Laxmi announced its intention to withdraw from the block and sought the approval of the Department of Energy for the extension of the deadline for the implementation of the committed work program in order to search for an acceptable substitute farming in party to assume Laxmi's obligation. Subsequently, U.S.-based Pitkin Petroleum offered to assume Laxmi's interest and the operatorship of the block by committing to a US$3.0 million seismic program. Pitkin Petroleum's proposal is presently awaiting approval by the Department of Energy (DOE).

Regarding the deepwater project in offshore Palawan formerly under GSECs 83/86 known as the SWAN Block, the consortium is seeking to resolve the controversy arising from the DOE's awarding of GSEC 57 and 58 to PNOC-EC whose coverage overlapped the acreage of GSECs 83/86 over which the SWAN consortium had a preceding SC application. A proposal has been put forward to PNOC-EC to swap around US$23.0 million of the SWAN Block's cost recovery pool and a portion of your company's participating interest in the West Linapacan Block of SC 14 in exchange for a certain amount of carried interest in GSEC 57 and 58. This proposal remains under consideration by PNOC-EC. While we would prefer to resolve this issue in an amicable manner, your company together with our partners intends to pursue through legal means, if necessary, our rightful claim over this area.

Other Investments

Your company's remaining major non-oil investments consists of equity holdings in Penta Capital Investment Corporation, Penta Holdings Corporation, and Atlas Consolidated Mining and Development Corporation. The Penta Capital group's main line of business is financial services which include investment banking, financing and money market operations. Penta Capital has a good track record of profitability our share of which is equitized in our books. This investment does not pose any drain on the resources of your company. We appointed Penta Capital as underwriter for our forthcoming rights offering.

Atlas has a copper mine at Toledo, Cebu and a nickel mining operation in Palawan. The Toledo copper mine which used to be the largest in Asia is now in the final stages of rehabilitation after having been shut down since 1994 due to flooding and low metal prices. Mining operations are expected to resume within the second half of 2008.

While your company's business focus has returned to oil and gas exploration, we still consider it as a prudent policy to maintain a certain amount of investment in other business sectors as long as these investments contribute to the profitability of your company and do not divert resources away from our core business. Our recent experience has shown that these investments provide an important source of funds when needed in our operations.

Summary and Outlook

The year 2007 saw many positive developments affecting your company. In terms of financial results, we have witnessed a return to profitability with a modest net income generated during the year. Our financial condition has improved significantly with a very manageable debt level which we intend to further bring down this year. Our petroleum projects have steadily moved forward with a minimal amount of expenditure outlays on our part. We expect to start receiving our share in the Galoc Project revenues towards the last quarter of this year, after the completion of the EPT. The relatively sizeable revenues that your company stands to generate from this project would allow us to resume dividend distributions in the near future.

We maintain an optimistic outlook for the future, with many of our oil projects undergoing additional exploration work and possibly development over the next one or two years. The record levels being attained by crude prices in the world market may not be favorable for the global economy, but your company and its shareholders certainly stand to benefit from the additional revenues that this will create.

We take this opportunity once more to express our profound gratitude to our shareholders, directors, officers and staff, for their continuing support, confidence, guidance and dedication. With our combined effort and with the grace of our Lord, we hope to realize our shared vision of continued growth and profitability for your company.

ALFREDO C. RAMOS
Chairman and President

May 19, 2008

1.0 SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)

Operations Review

The combined oil production from the Nido and Matinloc Fields totaled 184,248 barrels in 2007, an increase of 1.6% from the fields' combined output of 181,401 barrels in 2006. In terms of their individual performance, the drop in the Nido field output, largely due to the longer time of waiting for an available cargo vessel, was compensated by an increase in the Matinloc production.

The consortium completed a total of fifteen (15) shipments from the two fields in 2007, all with Pilipinas Shell Petroleum Corporation (Shell). Both fields are currently being produced under a new one-year crude oil sales agreement with Shell signed last January 29, 2008. The consortium is committed to deliver to Shell a nominated volume of 200,000 barrels of crude, subject to ten percent (+/- 10%) operational tolerance. Earlier, in November 2007, the consortium renewed its contract for carriage with Delsan Shipping for the transport and delivery of the Nido crude to the Shell refinery in Batangas.

PHILODRILL continued to implement projects aimed at sustaining economic levels of production and mitigating operational hazards at the fields. In April 2007, Leistritz of Germany started fabrication of a 3-phase pump system that will be installed at the Nido B wells to boost production. The new pump unit had since been fabricated, shipped and installed at the field in September 2007. An engineer from the fabricating company will commission the pump unit by early 2008.

Over at the Matinloc Field, the new fire deluge system for the Matinloc Platform was completed in the 4th quarter and is operational already, although on manual mode. Fabrication of the control panel, a requisite to fully automate the system, is presently ongoing.

In order to maintain safe and environment-friendly operations, the SC 14 Nido and Matinloc Consortia approved the implementation of a comprehensive program for environment and operations monitoring and facilities maintenance and repair. In late 2007, an independent team was commissioned to study, review and conduct surveys on pollution and marine wildlife in the area. Likewise, facilities inspection and assessment studies that will look at the integrity of the existing subsea and topside production facilities are also programmed for implementation in 2008. The ManCom has programmed the underwater inspection of the Nido and Matinloc facilities during the first semester of 2008 at a cost of USD 600,000. In addition, it has set a budget of USD 300,000 for the plugging and abandonment of the Pandan, Libro and North Matinloc wells sometime 3rd quarter 2008.



Matinloc Platform and service tugboat MT Harpoon

2007 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	2007 Total	*2006 Total*
January	0	7,868	**7,868**	*18,427*
February	12,288	8,774	**21,062**	*18,217*
March	12,494	7,565	**20,059**	*15,960*
April	11,980	7,536	**19,516**	*0*
May	1,152	10,764	**11,916**	*5,072*
June	11,843	7,121	**18,964**	*23,194*
July	12,542	6,272	**18,814**	*19,309*
August	0	4,192	**4,192**	*17,874*
September	12,678	5,990	**18,668**	*5,757*
October	12,612	5,290	**17,902**	*19,690*
November	0	4,458	**4,458**	*19,451*
December	12,536	8,293	**20,829**	*18,450*
Total	**100,125**	**84,123**	**184,248**	*181,401*

2.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

Galoc Development Drilling

During the first quarter of 2007, block operator Galoc Production Company (GPC) continued with their preparations for the Galoc development drilling program. Initially scheduled for the third quarter 2007, the drilling campaign schedule further slipped as the drilling rig availability had been moved back several times due to delays in its prior drilling commitments. As a result, the drilling rig "Energy Searcher" would only become available to GPC by first week of October to drill the programmed two horizontal development wells. While waiting for the rig, all the remaining contracts for facilities and services have been finalized. In addition, GPC entered into a Crude Agency Agreement with Vitol Asia Pte Ltd. (Vitol) for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including PHILODRILL. The Filipino partners subsequently signed up with GPC to have Vitol market their share of the crude production as well.

In March 2007, a drilling consultant for GPC conducted a review and sampling of the Galoc and Octon cores stored at the DOE Energy Data Center as part of the operator's drill mud optimization and formation damages studies. This was followed in May 2007 by a comprehensive review by an expert sedimentologist of all available core and rock materials to verify existing facies descriptions and interpretations vis-à-vis the GPC's latest facies model for the Galoc Clastic Unit reservoir. Both studies were envisaged to greatly contribute to the success of the Galoc development drilling campaign.

The first phase of the Galoc development will involve the drilling of a deviated pilot well in to the southern portion of the reservoir prior to the drilling of 2 horizontal production wells. Drilling will follow a batch program whereby the top holes of the production wells will be drilled prior to the pilot hole and horizontal wells. As planned, the Pilot Hole will be drilled from the Galoc-4 location to confirm potential reserves in the southern sector of the field. Core and fluid samples, wireline logs and subsurface measurements from the pilot hole are expected to provide critical reservoir quality information for optimum field development.

The drilling rig finally arrived at the Galoc location on October 4, 2007. GPC spudded the Galoc-3 "top hole" on October 7, 2007 in water depths of 304.5 meters (999 feet). After drilling the 17½-inch section of the well to a depth



Drillship "Energy Searcher" flares crude oil during Galoc-3 ST1 clean-up flow.

of 1,048 meters (3,438 feet), the 30-inch and 13 3/8-inch casing were set, the wellhead latched, and the rig moved to the Galoc-4 location. All depths are true vertical depths measured from the drill deck.

GPC spudded the "top hole" of the Galoc-4 on October 14, 2007. The Pilot Hole was drilled at this location. The appraisal activities undertaken in the pilot hole were completed and the well plugged back to the 13 3/8-inch casing shoe on November 11, 2007. The pilot hole confirmed both reservoir properties and presence of hydrocarbons as anticipated in the approved Galoc Plan of Development. Some of the encouraging results from the pilot hole are the following:

- Oil saturation was higher than expected
- Observed porosity and permeability in the Roo-1 Channel increased
- Penetrated some 70 meters of high sand content formation
- Some 20 meters of the 35 m oil column intersected is a single sand body - the thickest sand development seen in the field thus far
- Recoverable reserves in the Roo-1 Channel are likely to increase.

Following the completion and P & A of the pilot hole, GPC kicked off the 12¼-inch hole section of the Galoc-4 well at 1,017 meters measured depth (MD) just below the shoe on November 12, 2007. The well reached its designated total depth of 4,411 meters MD (approx. 2,206 meters TVD) on December 4, 2007. Subsequently, the 5.5 inch pre-drilled liner was set and the well temporarily suspended.

Work on the Galoc-3 production well re-commenced on December 9, 2007 with the installation of the blowout preventer stack on the marine riser. The well stood at a depth of 1,048 meters when it was suspended on October 13, 2007 to pave the way for the drilling of the Galoc-4 "top hole" and the pilot hole as per batch drilling program.

A major operational glitch further added to the delays in the drilling campaign brought about by severe weather disturbances that hit the area. The Galoc-3 well was abandoned on December 17, 2007 after efforts to free the stuck drilling string resulted in the entire bottom hole assembly being left in the hole. The Galoc -3 Sidetrack 1 (Galoc-3 ST 1) well was spudded on December 19, 2007 and reached its final total depth of 4,185 m MD on January 5, 2008. It was decided to TD the well since further drilling was hampered by difficulties in drilling through dipping and soft formation. Galoc-3 ST 1 drilled horizontally through 1,300 meters of reservoir section which, while less than the targeted section of 1,600 meters, is sufficient to exceed the requirements set for the well. As with the Galoc-4, the initial results from analysis of LWD data on the Galoc-3 ST 1 well indicate better than expected results. Another Galoc Project milestone was achieved on January 7, 2008 with the landing and setting of the 5½ -inch pre-drilled liner on the Galoc-3 horizontal section. This event concluded the drilling activities associated with the Galoc Development - Phase 1.

Well Completion, Subsea Installation and FPSO Hook-up

The drill ship "Energy Searcher" remained in the location for the installation of the subsea trees and completion and flow cleaning of the wells. Galoc-3 ST 1 was completed and flow cleaned first. The well successfully flowed oil to the surface at a restricted rate of about 5,200 barrels of oil per day on a 48/64-inch choke during clean up flow operations carried out from February 20 - 21, 2008. The clean up flow confirmed the integrity of the Galoc-3 ST 1 completion and its capability to flow to surface to the FPSO. Samples of the crude produced were collected for marketing purposes.

Immediately after the installation of the tree cap on the first production well, GPC followed with the completion and clean-up flow of the Galoc-4 well. Galoc-4 flowed oil to the drilling rig at a restricted rate of 6,150 barrels per day with a choke setting of 52/64-inch on February 25, 2008. As with the Galoc-3 ST 1, this flow confirmed both well and completion integrity and the ability of the well to flow oil to the FPSO. The clean up flow and core analysis data for both wells indicate a conservative increase from 10MM bbl recoverable reserves to 14 MM bbl recoverable.

Demobilization of the "Energy Searcher" commenced on February 26, 2008 and the rig finally sailed away on February 29 for El Nido, Palawan to backload all equipment used in the operations prior to sailing back to Singapore. The drillship came on hire to the project on September 24, 2007. It was finally released from service to the project on March 7, 2008 when it finished offloading at Singapore, for a total of 165 days on-hire with no lost time incident.

GPC commenced the installation of subsea mooring and riser system for the FPSO using the construction vessel "Lewek Champion" which arrived at the Galoc location on March 2, 2008. The work involved installation of over 1,200 tons of equipment on the seabed some 290 meters below the surface. The installation work was concluded on March 29, 2008.

As of time of writing, GPC had started preparations for the hook up and eventual commissioning of the FPSO "Rubicon Intrepid" which is currently located in Batangas Bay where final conversion and pre-commissioning work is being undertaken. Once hooked up, commissioning of the subsea equipment will be undertaken.

RFSU (ready for start-up) and commencement of extended production testing are expected by third week of April 2007. Once the FPSO is on line, final clean-up and full testing will commence, giving First Oil by late April 2008. Steady state production should commence after 3 three weeks from RFSU. The first Galoc crude cargo is anticipated in May 2008.

Forward Program

Having expressed satisfaction with the positive results of the drilling and development work on Galoc Phase 1, GPC has expressed readiness to proceed with Phase 2 of the project, with the end view of accessing additional reserves (the Roo 3 Channel and the western fronts of the Roo 1 and Roo 2

Channels) and accelerating oil recovery. The overall concept is to drill 2 new production wells and possibly 1 gas production and/or injection well. The operator will submit the work program and budget requirements (initially placed at USD 2.954 MM) for the initial Phase 2 pre-sanction activities that include subsurface, well construction and facilities studies, project management and provisions for contingencies. Ball park estimates for the Phase 2 development is placed at around USD 120 - 140 MM. GPC volunteered to raise the financing for Phase 2 for all the partners at similar terms to their Phase 1 financing. Under the proposed Phase 2 development, PHILODRILL is expected to share between USD 8.4 - 10 MM at current costs, with an initial cash out of between USD 3 - 3.5 MM with the balance being financed, possibly under the GPC-offered financing package. PHILODRILL plans to pay for its equity portion of the project cost out of the expected revenues from Galoc Phase 1.

Galoc Production Economics

Assay results of the collected samples indicate the Galoc crude to be fairly light at 36.1° API gravity with moderately high sulfur content of 1.9%. This would place the crude similarly with the Arabian light crudes. A check with the market gives an early indicative pricing for "Palawan Light" (the name under which the Galoc crude is being marketed) a price pegged at Dubai +5.20 or at prices just 1 USD below Brent crude.

Philodrill now holds a 7.0175% carried participating interest on the Galoc Block including the newly purchased equity of Phoenix Gas & Oil Exploration Co. Inc.

3.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In January 2007, US-based Pitkin Petroleum Limited submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. PHILODRILL was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed their intention to farm-in, PHILODRILL also received expressions of interest from Singapore-based Pearl Oil and Yilgarn Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgarn and Pearl Oil decided not to pursue their interest while Pitkin submitted a revised farm-in proposal for the partners' consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, the farminee offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill 1 well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of 1 field up to commercial "first oil", again the conduct of which is at the discretion of the farminee.

In a partners meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the partners asked for the reduction of the time frame for the farm-in program from Pitkin's 6 years to 3 years. The partners also asked for a 50% - 50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The partners likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the P & A of the existing wells, thus paving way for protracted negotiations. Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately USD 80 MM would be excluded from the farm-in. In effect Pitkin would only share in effectively USD 12 MM of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".

Early this year, a full set of the final farm-in documents was circulated for execution and signing by the partners. As of time of writing, the documents are still with Oriental Petroleum and Minerals Corporation, the last signatory.

4.0 SERVICE CONTRACT NO. 6A (Octon)

PHILODRILL, in its Exploration Operations Review for 2006, reported the completion by Vitol GPC SA of their initial G & G studies including, among others, a full 3D seismic data interpretation of the Octon structure, advanced core studies, reservoir modeling and simulation and facilities design. Vitol GPC's initial evaluation of the Octon Field development options, which were at that time mostly geared toward a joint Galoc-Octon development, proved to give preferential advantage to Galoc over Octon, and that a stand-alone development scheme for the Octon Field may be the better option.

With renewed optimism buoyed by the favorable computed reserves and additional potential from their modeling of Octon, Vitol GPC submitted a revised farm-in proposal expressing desire to continue to optimize the Octon development options, and at the same time, to re-focus on exploration of other areas outside of the Octon area. The consortium accepted Vitol GPC's proposal; the farm-in agreement was signed and eventually submitted to the Department of Energy (DOE) in March 2007 for approval. While waiting for the DOE's acceptance of the farm-in, Vitol GPC continued with their technical evaluation of the whole SC 6A Block.

On the development options for the Octon Field, Vitol GPC engaged two facilities consultancy groups to review all available development schemes for the field. These companies, Crondal Energy of the UK and Global Process Systems based in Dubai, both recommended a stand-alone option either with a simple buoy mooring system attached to a FPSO (floating production and storage offloading) system, or an unmanned structure with a concrete subs-sea crude oil storage facility for offloading to sea-going vessels. Another option that Vitol GPC is considering is the use of a cheaper integrated production umbilical system that can be connected to a flowline and tied back to the Galoc Field.

Parallel to the Octon Field development approach, Vitol GPC proposed to do a staged work program which will include a preliminary review and synthesis of the extensive SC 6A database, a comprehensive review of the exploration potential of the block, generate a portfolio of exploration targets and drill a well either in the Octon structure or somewhere else in the block. Vitol GPC offered to carry the partners up to the first stage of development if the drilling campaign results are positive.

For the first stage of the new farm-in commitment, Vitol GPC engaged the services and expertise of P.T. Horizon Geoconsulting, a Jakarta-based support company, to generate a database and undertake preliminary evaluation works. The initial results confirmed the presence of a number of prospects and leads that have been identified in earlier works, including the Barselisa Structure which is by far seen as the primary prospect that they felt warranted further additional studies. In addition, Vitol GPC had identified a series of small culminations in the vicinity of the Octon structure which could add value in case of a development. Also, a potential for a stratigraphic play pinching out against the nearby Gintu High was identified.

Alongside the farm-in negotiations, the Joint Venture prepared, finalized and approved a new Joint Operating Agreement (JOA) which will govern all the contractual affairs of the consortium. The DOE finally approved the farm-in of Vitol GPC on September 25, 2007.

Towards the end of 2007, Vitol GPC formed a team of geoscientists and engineers tasked to evaluate the prospectivity of the Octon area in conjunction with the Galoc Field. This will entail detailed interpretation of a critical sector of the 3D seismic data acquired by GECO-Prakla for the SC 6A and SC 14 consortia in 1997. As of time of writing, the farminee was still waiting for the delivery of the complete, seamless 3D seismic 32-bit data set in order to proceed with the joint field evaluation project.

5.0 SERVICE CONTRACT NO. 6 (Cadlao)

Exploration and production activities on the Cadlao Block remain suspended. Oriental Petroleum & Minerals Corp. (Oriental) which took over the operatorship of the block from PHILODRILL, however, continued to promote the area to potential farminees.

Towards the end of 2007, Blade Petroleum and Venturoil included the Cadlao area among the several petroleum blocks in the NW Palawan shelf that they are considering to farm-in into and have expressed their interest to reactivate the Cadlao Field. The field last produced in 1991.

PHILODRILL is a non-paying party in SC 6 Cadlao Block, holding a 1.65% revenue share in the gross proceeds from Cadlao field production. The company is presently evaluating an offer from Blade/Venturoil to buyout the 4.95% overriding royalty interest on the block that PHILODRILL equally shares with Philex Mining Corporation and Trans-Asia Oil & Energy Development Corporation. In the 2nd half of 2007, Blade/Venturoil bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block.

6.0 SERVICE CONTRACT NO. 6B (Bonita)

During the second quarter of 2007, Venturoil, in partnership with the Australia-based Blade Petroleum, extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita Block. PHILODRILL as operator of the block started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade/Venturoil a 3-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita Block, the Blade/Venturoil's studies also cover the Tara, Libro, North Matinloc and Block D - Retention Block, all under Service Contract 14.

Blade/Venturoil subsequently revised their proposal to an option to farm-in. The consortium is currently evaluating the revised proposal.

7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

The DOE, in their letter to block operator Tap (Philippines) Pty Ltd dated 23 January 2007, approved the extension of Contract Year 9 by a period of 12 months ending on May 10, 2008. As a consequence of such extension, Contract Year 10 now commences on May 10, 2008 and ends on May 10, 2009. The DOE likewise approved the deferment of the 25% relinquishment of the original area after the conclusion of the 3D seismic data interpretation, as Tap requested, but no later than the end of 2007.

In February 2007, Tap entered into a farm-out agreement with Salamander Energy Plc (Salamander). Under the agreement, Salamander earned 35% interest in SC 41 for contributing to the cost of the forward work program including the planned seismic acquisition and processing. Tap retained 50% of its original earned 85% interest, as well as the operatorship of the block.

Tap and Salamander commenced their seismic data acquisition on May 7, 2007 using Veritas' M/V Voyager. The survey was completed on July 10, 2007, acquiring a total of 751 sq km of prime 3D data and 248 sq km of infill 3D data. Seismic data processing in Singapore was completed towards the year-end. Salamander bankrolled the greater part of the costs of the 3D seismic program as its commitment for the farm-in into the SC 41 Block.

In a meeting held on September 15, 2007, Tap informed the partners of the acceleration of the drilling schedule to April 2008. This was brought about by the availability of a suitable rig in the area in that time frame. Earlier in the month, Tap issued the AFE for Well Planning which is essentially for the planning, basic engineering and procurement of long lead items for the drilling campaign.

Tap advised the partners of the plan for the drilling of two wells back to back. They proposed to drill the second well on a sole risk basis with Salamander but would allow the Filipino partners to back-in by paying the back-in penalty of 1200% on the carried cost of the second well out of production. They are now finalizing negotiations for a drilling rig to be mobilized in the area by June 1, 2008. They are also finalizing work to rank the top 4 prospects identified in the 3D seismic data acquired last year.

Early this year, Tap submitted the budget requirement for the drilling campaign. This includes a firm budget of USD 41.2 MM representing G & G and the cost of the first well(dry well basis) and a contingent budget of USD 36.98MM for the second well (dry well basis). There would be an additional unbudgeted cost of about USD 12-14 MM per well should a testing program be undertaken. PHILODRILL has a 3.398% participating interest in the block. As PHILODRILL is only carried in the first well, the company has to pay about USD 1.7 MM in the second well.

8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

Block Operator Laxmi Organic Industries (Laxmi) reported that for the most part of the first quarter, they have integrated the results of the recently completed geochemical survey with geological and geophysical data. The initial results of the geochemical sampling, alongside the satellite imagery data reprocessing, validated a lot of the prospects and leads previously identified in the Mindoro Block. Laxmi presented the results of these works to the DOE and had negotiated that these works be accepted as compliance for the Phase 1 work obligations of the consortium for the block under the service contract.

Lundin Petroleum expressed interest in the Onshore Mindoro block and had signed a confidentiality agreement with Laxmi. Representatives of Lundin visited Manila in March 2008 to do due diligence work on the block. They subsequently declined to farm-in in to the block.

In June 2008 during a meeting with partners Basic Consolidated and PHILODRILL, Laxmi indicated that they are withdrawing from the block. The partners requested Laxmi to provide them with their financial, legal and technical records of the block.

In a letter to the DOE dated June 29, 2007, Laxmi requested for a 2-month extension on the decision deadline to proceed to Sub-Phase 2 of the contract. The DOE granted the operator a 60-day extension from July 9, 2007 during which the DOE expected to receive from Laxmi a definitive farm-in agreement with a qualified exploration company. Laxmi's farming-out was part of its plan to exit from SC 53.

Pitkin Petroleum had proposed to assume Laxmi's interests and the operatorship of the block by carrying all the continuing partners (PHILODRILL, Basic Consolidated and Anglo Philippine Holdings) for a seismic program with a minimum commitment of USD 1.5 MM, subject to the DOE's acceptance of the seismic work program. They proposed to pay 100% of the program costs to earn 70% interest on the block.

On September 6, 2007, Pitkin/Laxmi and the Filipino partners formally submitted the Pitkin farm-in agreement to the DOE for approval. Early this year, Pitkin expressed interest to double the expenditure for the seismic program to USD 3MM. To date, the farm-in agreement is pending approval with the DOE.

9.0 SWAN BLOCK (Deepwater Northwest Palawan)

In January 2007, lead applicant PHILODRILL explored the possibility of including the SWAN Consortium in Service Contracts 57 and 58 through a letter to PNOC – Exploration Corporation. Under the proposed participation set-up, PHILODRILL will get 15% carried interest in each of SCs 57 and 58 to be taken from PNOC-EC's carried interests. In exchange, PHILODRILL will assign to PNOC-EC 5% participating interest in SC 14 – West Linapacan Block. One advantage of the proposed arrangement is that both the SC 57 and SC 58 consortia will gain from the cost recovery pool of about USD 23 MM that the SWAN Block will be contributing, as well as gain access to PHILODRILL's extensive database on the SWAN Block.

PNOC-EC agreed in principle to the mechanism of the agreement but have asked that they be given ample time to conduct due diligence to valuate the 5% West Linapacan equity in order to justify the 15% equity that they will give up in return to the SWAN Block consortium.

For the rest of 2007, PNOC-EC continued to review the PHILODRILL offer. To date, however, the company has not received any firm indication of PNOC-EC's response.

The management of The Philodrill Corporation is responsible for all information and representations contained in the consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the company.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the consolidated financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

ALFREDO C. RAMOS
Chairman of the Board/Chief Executive Officer

REYNALDO E. NAZAREA
Chief Financial Officer

SGV & Co

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying financial statements of The Philodrill Corporation (the Company) and Subsidiary, which comprise the consolidated balance sheet as at December 31, 2007, and the related consolidated statement of income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the balance sheet of the Company as at December 31, 2006 and the statements of income, statements of changes in equity and statements of cash flows for the years ended December 31, 2006 and 2005, and a summary of significant accounting policies and other explanatory notes. We did not audit the 2006 and 2005 financial statements of EDSA Properties Holdings Inc. (EPHI) and the 2007 and 2005 financial statements of PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investment in PentaCapital represent about 14% of the Company's total assets as of December 31, 2007 and the equity in their net earnings represent about 5% and 29% of the Company's total revenues in 2007 and 2005, respectively, while the equity in the net earnings of EPHI represents about 4% and 28% of the Company's total revenues in 2006 and 2005, respectively. Those statements were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the reports of the other auditors. The other auditor's report on PentaCapital was qualified as discussed in the sixth paragraph.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the sixth paragraph, we conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of other auditors are sufficient and appropriate to provide basis for our audit opinion.

The report of the other auditors on PentaCapital was qualified because (1) they were unable to satisfy themselves with respect to retirement benefits expense and comparative disclosures due to the absence of an actuarial valuation report; (2) they were not able to perform sufficient additional procedures regarding the investments in PentaCapital Realty Corporation and PentaCapital Holdings, Inc.; and (3) income tax for the period was based on qualified consolidated income of PentaCapital and its subsidiaries.

Opinion

In our opinion, based on our audits and the reports of other auditors, except for the effects on the financial statements of such adjustments, if any, as might have been disclosed had the other auditors been able to satisfy themselves with respect to the matters discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation and Subsidiary as of December 31, 2007, and their financial performance and their cash flows for the year then ended and the financial position of the Company as of December 31, 2006, and its financial performance and its cash flows for the years ended December 31, 2006 and 2005, in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

Aldrin M. Cerrado

Aldrin M. Cerrado
Partner
CPA Certificate No. 86735
SEC Accreditation No. 0113-AR-1
Tax Identification No. 129-433-783
PTR No. 0005399, January 3, 2008, Makati City

April 18, 2008

December 31, 2007 and 2006

	Consolidated 2007	Entity 2006
ASSETS		
Current Assets		
Cash	₱3,825,792	₱5,239,364
Receivables - net (Note 5)	57,435,816	78,609,623
Crude oil inventory	9,683,430	12,409,228
Advances to related companies - net (Note 16)	7,309,559	34,852,062
Other current assets	125,820	135,167
Total Current Assets	78,380,417	131,245,444
Noncurrent Assets		
Deferred oil exploration costs - net (Notes 2, 6 and 10)	839,696,430	807,168,493
Investments in associates (Note 8)	211,617,086	203,337,072
Property and equipment - net (Notes 2, 6 and 7)	277,998,366	281,348,210
Available-for-sale (AFS) investments - net (Note 9)	126,129,684	128,141,879
Investment properties - net	125,843	164,209
Other noncurrent assets	811,015	1,047,715
Total Noncurrent Assets	1,456,378,424	1,421,207,578
TOTAL ASSETS	₱1,534,758,841	₱1,552,453,022
LIABILITIES AND EQUITY		
Current Liabilities		
Current portion of long-term debt (Note 13)	₱88,724,515	₱80,724,515
Trade and other payables (Notes 6 and 12)	21,358,231	30,996,336
Advances from related companies (Note 16)	15,782,024	35,457,474
Dividends payable	5,013,853	5,013,853
Subscriptions payable	2,069,233	1,652,742
Loans payable (Note 11)	-	21,415,114
Income tax payable	-	1,143,894
Total Current Liabilities	132,947,856	176,403,928
Noncurrent Liability		
Pension liability (Note 19)	3,471,536	1,043,136
Equity		
Capital stock - ₱0.01 par value (Note 14)		
Authorized - 155.0 billion shares		
Issued	1,529,187,292	1,527,632,861
Subscribed	5,763,151	7,311,155
Subscriptions receivable	(818,070)	(1,157,679)
Paid in capital from sale of treasury (Note 14)	1,624,012	1,624,012
Unrealized valuation losses on AFS investments (Note 9)	(87,875,464)	(82,807,262)
Deficit (Note 14)	(49,541,472)	(77,597,129)
Total Equity	1,398,339,449	1,375,005,958
TOTAL LIABILITIES AND EQUITY	₱1,534,758,841	₱1,552,453,022

See accompanying Notes to Financial Statements.

For the Years Ended December 31, 2007, 2006 and 2005

	Consolidated	Entity	
	2007	2006	2005
REVENUES			
Share in petroleum operations (Notes 2 and 6)	₱168,952,006	₱147,043,008	₱78,738,794
Equity in net earnings of associates (Note 8)	8,280,014	5,796,937	38,282,287
Miscellaneous	764,866	2,101,638	3,131,318
	177,996,886	154,941,583	120,152,399
GAIN ON SALE OF PROPERTY AND EQUIPMENT (Note 7)	18,862,704	-	-
INTEREST INCOME	3,320,565	5,748,273	9,591,242
GAIN ON SALE OF AFS INVESTMENTS (Note 9)	984,752	-	-
FOREIGN EXCHANGE GAINS - net	452,092	3,607,623	3,795,918
COSTS AND EXPENSES			
Share in costs and operating expenses (Notes 6 and 17)	(122,209,853)	(89,710,943)	(53,848,004)
General and administrative expenses (Note 18)	(32,887,471)	(29,875,565)	(23,053,826)
Interest and financing charges (Notes 11 and 13)	(16,360,901)	(22,971,000)	(48,571,843)
Provision for impairment losses (Notes 2, 3 and 10)	(658,746)	-	(4,556,684)
Loss on disposal of shares of stock (Note 8)	-	(194,860,000)	-
	(172,116,971)	(337,417,508)	(130,030,357)
INCOME (LOSS) BEFORE INCOME TAX	29,500,028	(173,120,029)	3,509,202
PROVISION FOR INCOME TAX (Note 20)	1,444,371	2,646,085	764,407
NET INCOME (LOSS)	₱28,055,657	(₱175,766,114)	₱2,744,795
EARNINGS (LOSS) PER SHARE (Note 15)			
Basic	₱0.0002	(₱0.0011)	₱0.0018
Diluted	₱0.0002	(₱0.0011)	₱0.0018

See accompanying Notes to Financial Statements.

For the Years Ended December 31, 2007, 2006 and 2005

	Capital Stock (Note 14)			Paid in Capital from Sale of Treasury (Note 14)	Share in Associate's Revaluation Increment	Unrealized Valuation Losses on AFS Investments (Note 9)	Retained Earnings (Deficit)	Total
	Issued	Subscribed	Subscriptions Receivable					
BALANCES AT JANUARY 1, 2005	**P1,482,066,842**	**P52,877,174**	**(P2,112,899)**	**P -**	**P294,860,608**	**(P158,419,567)**	**P95,424,190**	**P1,764,696,348**
Issuance of shares	6,537	(6,537)	-	-	-	-	-	-
Collection of subscriptions receivable	-	-	412	-	-	-	-	412
Subtotal	1,482,073,379	52,870,637	(2,112,487)	-	294,860,608	(158,419,567)	95,424,190	1,764,696,760
Net unrealized valuation gains on AFS investments	-	-	-	-	-	28,682,539	-	28,682,539
Net income for the year	-	-	-	-	-	-	2,744,795	2,744,795
Total income (loss) recognized for the year	-	-	-	-	-	28,682,539	2,744,795	31,427,334
BALANCES AT DECEMBER 31, 2005	1,482,073,379	52,870,637	(2,112,487)	-	294,860,608	(129,737,028)	98,168,985	1,796,124,094
Issuance of shares	45,559,482	(45,559,482)	-	-	-	-	-	-
Collection of subscriptions receivable	-	-	954,808	-	-	-	-	954,808
Sale of treasury shares	-	-	-	1,624,012	-	-	-	1,624,012
Subtotal	1,527,632,861	7,311,155	(1,157,679)	1,624,012	294,860,608	(129,737,028)	98,168,985	1,798,702,914
Net unrealized valuation gains on AFS investments	-	-	-	-	-	46,929,766	-	46,929,766
Reversal due to sale of AFS investments	-	-	-	-	(294,860,608)	-	-	(294,860,608)
Net loss for the year	-	-	-	-	-	-	(175,766,114)	(175,766,114)
Total income (loss) recognized for the year	-	-	-	-	(294,860,608)	46,929,766	(175,766,114)	(423,696,956)
BALANCES AT DECEMBER 31, 2006	1,527,632,861	7,311,155	(1,157,679)	1,624,012	-	(82,807,262)	(77,597,129)	1,375,005,958
Issuance of shares	1,554,431	(1,548,004)	-	-	-	-	-	6,427
Collection of subscriptions receivable	-	-	339,609	-	-	-	-	339,609
Subtotal	1,529,187,292	5,763,151	(818,070)	1,624,012	-	(82,807,262)	(77,597,129)	1,375,351,994
Net unrealized valuation losses on AFS investments	-	-	-	-	-	(12,271,433)	-	(12,271,433)
Reversal due to sale of AFS investments	-	-	-	-	-	7,203,231	-	7,203,231
Net income for the year	-	-	-	-	-	-	28,055,657	28,055,657
Total income (loss) recognized for the year	-	-	-	-	-	(5,068,202)	28,055,657	22,987,455
BALANCES AT DECEMBER 31, 2007	P1,529,187,292	P5,763,151	(P818,070)	P1,624,012	P -	(P87,875,464)	(P49,541,472)	P1,398,339,449

See accompanying Notes to Financial Statements.

For the Years Ended December 31, 2007, 2006 and 2005

	Consolidated	Entity	
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	P29,500,028	(P173,120,029)	P3,509,202
Adjustments for:			
Gain on sale of property and equipment	(18,862,704)	-	-
Interest and financing charges	16,360,901	22,971,000	48,571,843
Equity in net earnings of associates (Note 8)	(8,280,014)	(5,796,937)	(38,282,287)
Depletion, depreciation and amortization	3,721,398	2,289,307	4,421,153
Pension benefit expense	3,428,400	1,383,321	1,295,839
Interest income	(3,320,565)	(5,748,273)	(9,591,242)
Gain on sale of AFS investments	(984,752)	-	-
Provision for impairment losses (Notes 3 and 10)	658,746	-	4,556,684
Unrealized foreign exchange gains	(110,159)	(3,441,181)	(698,551)
Loss on disposal of shares of stock (Note 8)	-	194,860,000	-
Operating income before working capital changes	22,111,279	33,397,208	13,782,641
Decrease (increase) in:			
Receivables	(36,355,131)	24,842,984	(5,141,849)
Crude oil inventory	2,725,798	(10,454,474)	3,546,742
Other current assets	1,153,581	31,444	80,941
Decrease in trade and other payables	(2,605,918)	(30,678,336)	(13,858,548)
Net cash generated from (used in) operations	(12,970,391)	17,138,826	(1,590,073)
Interest and financing charges paid	(23,393,088)	(27,642,240)	(25,441,419)
Income taxes paid, including creditable taxes applied	(3,732,499)	(2,042,156)	(224,442)
Pension benefits contributions	(1,000,000)	(1,000,000)	-
Interest received	778,859	5,748,273	67,734
Net cash used in operating activities	(40,317,119)	(7,797,297)	(27,188,200)
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of:			
AFS investments	58,744,927	3,343,166	-
Property and equipment	19,000,000	-	-
Investments in associates	-	214,145,742	-
Reductions in (additions to):			
Deferred oil exploration costs	(33,186,683)	(1,919,674)	(11,651,942)
Property and equipment	(470,484)	(10,913,525)	(4,655,509)
AFS investments	(218,888)	-	(13,755)
Advances to related companies	-	(9,384,185)	(1,347,769)
Other noncurrent assets	236,700	(983,215)	783,117
Cash dividends received	-	-	9,280,555
Net cash from (used in) investing activities	44,105,572	194,288,309	(7,605,303)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Advances from related companies	27,542,503	-	143,218,490
Loan availment (Note 13)	8,000,000	-	-
Collection of subscriptions receivable	346,036	954,808	412
Sale of treasury shares	-	42,336,569	-
Payments of:			
Advances from related companies	(19,675,450)	(222,138,140)	-
Loans payable	(21,415,114)	(6,833,788)	(29,697,384)
Long-term debt (Note 11)	-	(4,263,450)	(73,322,578)
Net cash from (used in) financing activities	(5,202,025)	(189,944,001)	40,198,940
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,413,572)	(3,452,989)	5,405,437
CASH AT BEGINNING OF YEAR	5,239,364	8,692,353	3,286,916
CASH AT END OF YEAR	P3,825,792	P5,239,364	P8,692,353

See accompanying Notes to Financial Statements.

1. Corporate Information and Authorization of Issue of Financial Statements

Corporate Information

The Philodrill Corporation (the Parent Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969. The Parent Company and Phoenix Gas and Oil Exploration Company, Inc. (PGO, a wholly-owned subsidiary and incorporated in the Philippines), collectively referred to as the "Group" (see Note 3) are primarily engaged in oil exploration and production. The Parent Company is also an investment holding company with investments in financial services, oil exploration and production and mining.

The Parent Company, which is operating in only one business segment, has two associates engaged in financial services. The Parent Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2007 and 2006 is presented in Note 8.

The registered business address of the Parent Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

Authorization of Issue of Financial Statements

The accompanying consolidated financial statements were authorized for issue by the Board of Directors (BOD) on April 18, 2008.

2. Status of Operations and Management Plans

Petroleum Operations

The Parent Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Parent Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido and Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Parent Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheets.

The Group's participating interests in the different SCs as of December 31, 2007, 2006 and 2005 are as follows:

	Participating Interest (in percentage)		
	2007	2006	2005
SC 6 (Northwest Palawan)			
Block A (Octon)	43.430	43.330	43.330
Block B (Bonita)	21.875	21.875	21.875
Cadlao Block	-*	-*	-*
SC 14 (Northwest Palawan)			
Block A (Nido)	26.106	26.106	26.106
Block B (Matinloc)	41.608	41.608	41.608
Block B-1 (North Matinloc)	33.110	17.850	17.850
Block C-1 (Galoc)	7.018	6.397	6.397
Block C-2 (West Linapacan)	28.070	25.588	25.588
Block D (Retention Block)	33.751	33.751	33.751
Tara Block	22.500	22.500	22.500
SC 41 (Sulu Sea)	3.398	3.398	15.480
SC 53 (Onshore Mindoro)	22.000	22.000	30.000**
SWAN Block (Northwest Palawan)	32.975	32.975	32.975

* Carried cost interest with revenue interest of 0.803%

** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Consolidated, Inc. (BCI)

Assignment of PGO's participating interest to the Parent Company
On May 2, 2007, the Parent Company acquired 100% of shares of stock of PGO from Phoenix Energy Corporation (see Note 3). Subsequently, on August 14, 2007, PGO assigned its participating interest, except participating interest in SC 6 Block B, to the Parent Company by executing a Deed of Assignment and Assumption. The details of the assigned participating interest are as follows:

Area	Participating Interest (in percentage)	Carried Interest (in percentage)
SC 6 Block A (Octon)	1.100	2.500
SC 14:		
Block B-1 (North Matinloc)	15.260	-
Block C-1 (Galoc)	0.6205	-
Block C-2 (West Linapacan)	2.482	-

SC 6 BLOCK A

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon - Galoc development.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

In March 2007, the farm-in agreement was signed by all the partners of the consortium and subsequently submitted the same to DOE for approval. Furthermore, during second quarter of 2007, the consortium drafted a new Joint Operating Agreement which will replace the old SC6A JOA and a side agreement or Carried Interest Agreement. In September 2007, DOE approved the farm-in proposal from Vitol.

In a meeting held in Singapore last November 2007 to update the consortium on the ongoing geophysical and geological studies, Vitol focused on two main areas, the Barselisa and the Octon area. In the north, Barselisa is seen as the primary prospect that they felt warranted further additional work. The shallow prospects on the Malajon-Saddle Rock trend were downgraded because of trapping and seal risks.

In the southern Octon area, Vitol identified a series of small culminations in the vicinity of Octon which could add value in case of a development. The prospectivity of the southern closure of the Octon structure was also upgraded by the seismic evaluation. A potential for a stratigraphic play pinching out against Gintu High was also identified.

Vitol has asked the Parent Company to retrieve the original processed 3D data from Western Geco in order to facilitate the upgrading of the two areas prior to the end of the evaluation period in March 2008.

SC 6 BLOCK B

Production and exploration activities on SC 6B remain suspended.

In October 2005, Basic Petroleum and Minerals, Inc. (BPMI) expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium continued to arrive at a mutually acceptable farm-in terms.

In 2006, negotiations between BPMI, now Forum Energy Philippines Corporation (Forum) and the Bonita consortium continued. As of the end of December 2006, the Bonita consortium had yet to receive indication from Forum whether they will proceed with their farm-in offer. Meanwhile, the Parent Company continued to promote the area for possible farm-in.

During 2nd quarter of 2007, Venturoil, in partnership with the Australia-based Blade Petroleum, extended the coverage of their technical review of the Northwest Palawan acreages to include the Bonita block. The Parent Company as operator of the block started providing them with technical data on the block under the cover of a Confidentiality Agreement.

In August 2007, the consortium agreed to grant Blade-Venturoil a 3-month exclusivity period from September 1, 2007 within which they will conduct due diligence and technical studies of the block with a view to preparing a farm-in proposal assuming the studies result in a positive outcome. Aside from the Bonita block, the Blade-Venturoil's studies also cover the Tara, Libro, North Matinloc and Block D-Retention Block, all under SC 14.

Blade-Venturoil subsequently revised their proposal to an option to farm-in. The consortium is currently considering the revised proposal.

SC 6 - CADLAO BLOCK

Blade Petroleum-Venturoil had bought the 44.9437% participating interest of Phoenix Energy Corporation in the Cadlao Block. Blade and Venturoil have had protracted talks with Oriental Petroleum to move the reactivation of the Cadlao Field forward. The Parent Company owns a 1.65% carried interest in the Cadlao Field.

SC 14

The contract areas covered by SC 14 are situated offshore northwest of Palawan Island and west of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI).

Blocks A and B of SC 14 are currently in production stage. On Block C, however, Galoc Production Company (GPC) continued its preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils., Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia & Oil Energy Development Corp., and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other off-shore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the closing Date on April 30, 2004; and,

c. At any time prior to closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests, in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

    i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

    ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

    iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC14 until June 30, 2004. As a result of the assignment, the Company together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Block C of SC 14.

The Parent Company as the lead operator, continued the implementation of a number of projects aimed at increasing production and mitigating operational hazards at the field which included the repair works on the platform deck and pipelines and the upgrading of the fire deluge system at the Matinloc platform. Over at Nido field, a new three-phase pump system was installed in December 2007. A sub-sea inspection of the existing platforms and sub-sea pipelines is scheduled to be carried out in May 2008 and is expected to costs from US$700,000 to US$1 million.

SC 14 C-1 Galoc Block

In September 2004, the Parent Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new Joint Operating Agreement that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that will define the distribution to all parties of the revenues from the Galoc field production, was also approved and signed during the year.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/ storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

During the first quarter of 2007, GPC continued with their preparations for the Galoc development drilling program scheduled for the 3rd quarter of 2007. GPC were finalizing contracts for the installation of subsea equipment. Fabrication of the mooring-riser system and process equipment were ongoing during the first quarter of the year.

In preparation for the development drilling, GPC conducted comprehensive review, sampling and tests of existing Galoc and Octon core and rock samples. These studies were aimed at minimizing hazards in drilling and optimizing the overall chances of success in the drilling of the wells.

The drilling rig "Energy Searcher" arrived at the Galoc location on October 4, 2007. GPC immediately drilled the top holes of the Galoc-3 (G3) and Galoc-4 (G4) production wells. As planned, a Pilot Hole from the Galoc-4 location was also drilled and this confirmed both reservoir properties and presence of hydrocarbons in the southern sector of the Galoc field as anticipated in the approved Plan of Development.

With the completion of the drilling of the G3 sidetrack-1 and G4 wells in early January 2008, the consortium concluded the drilling activities associated with Galoc Phase 1 Development.

GPC entered into a Crude Agency Agreement with Vitol for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including the Parent Company.

SC 14 C-2 West Linapacan Block

In December 2006, Framework backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner PNOC-EC, whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

Recently, Pitkin Petroleum PLC and Pearl Oil Resources jointly submitted a farm-in proposal for West Linapacan for them to earn 70% participating interest in exchange for a one well carry. The Parent Company had been authorized by the consortium to negotiate with the farminees. The Parent Company's counter-offer is a full carry of the West Linapacan consortium up to first oil for 75% participating interest.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Parent Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

In January 2007, Pitkin Petroleum Limited (Pitkin) submitted a farm-in proposal for the West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. The Parent Company was authorized by the West Linapacan consortium to give a counter-proposal to the farminee patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

At the same time that Pitkin expressed their intention to farm-in, the Parent Company also received expressions of interest from Singapore-based Pearl Oil and Yilgarn Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgarn and Pearl Oil decided not to pursue their interest while Pitkin submitted a revised farm-in proposal for the partners' consideration.

The farm-in offer of Pitkin is essentially a multi-phased approach to exploring the potential of the block and developing existing, and if found, new fields in the block. For Phase 1, the farminee offers to conduct full 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering studies. Under Phase 2 of the proposal, they offer to drill 1 well, conduct sub-sea inspection of the facilities, and re-certify reserves volumetrics, which are all at the discretion of Pitkin. The proposed Phase 3 will involve the development of 1 field up to commercial "first oil", again the conduct of which is at the discretion of the farminee.

In a partners meeting held in April 2007, the West Linapacan consortium responded to Pitkin's farm-in proposal and asked for improvement on certain provisions on the terms of the offer. Principally, the partners asked for the reduction of the time frame for the farm-in program from Pitkin's 6 years to 3 years. The partners also asked for a 50% - 50% split in the sharing of the historical cost account for Pitkin's pay 100% to earn 75% offer. The partners likewise asked for a similar production bonus scheme as in the Galoc deal where the farming out parties receive bonuses at production start-up and when cumulative production reaches specific benchmark levels.

Pitkin accepted these revisions proposed by the farmors but refused to accept liabilities for the P & A of the existing wells, thus paving way for protracted negotiations. Finally in November 2007, the parties agreed that since Pitkin would not share in the abandonment cost of the existing West Linapacan wells, the costs related to the drilling of these wells amounting to approximately USD 80 MM would be excluded from the farm-in. In effect Pitkin would only share in effectively USD 12 MM of the historical cost and this share will only be assigned to Pitkin upon completion of Phase 3 or effectively "first oil".

Early this year, a full set of the final farm-in documents was circulated for execution and signing by the partners. As of time of writing, the documents are still with Oriental Petroleum and Minerals Corporation, the last signatory.

SC 41

In 2003, the SC 41 shallow and deep water areas (Block A and Block B respectively) were unitized. The Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. As a result of the unitization and assignment, the Parent Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

In early 2005, Unocal withdrew from the service contract. The other partners Sandakan Oil, BHP Billiton and TransAsia have likewise withdrawn, leaving a small all-Filipino consortium. The continuing partners negotiated for a reduction in its Year 8 work commitment. Under Basic Consolidated Inc. which was designated as the lead operator, the new consortium implemented a geological and geophysical program in lieu of a well commitment.

In early 2006, the consortium chose Tap Oil over other candidate farminees Mitra Energy and Pearl Resources which are both based in Singapore, and Burgundy, a local firm. Tap Oil offered to carry the farming out parties a full carry in the costs of a full 3D seismic acquisition program and in an option well.

Tap Oil's entry into the SC 41 was formalized on June 23, 2006, the date their farm-in became effective.

Tap Oil requested and was granted approval for an extension of Contract Year 9 and Contract Year 10 as a result of delays in the implementation of the 3D seismic commitment. The survey was eventually carried out from May 7 to July 10, 2007 using Veritas' M/V voyager, acquiring for the consortium some 750 sq km of prime 3D data and 250 sq km of infill data. Data processing in Singapore was completed in December 2007. Salamander bankrolled the greater part of the seismic program as its commitment for the farm-in into SC41. Salamander and Tap Oil now hold 35% and 50% interest on the block, respectively, with the remaining interest being shared by the Filipino partners.

Early this year, Tap Oil advised the partners of the possibility of drilling back-to-back wells starting mid-July. The Parent Company is carried only in the drilling of the first well.

SC 53

GSEC 98, Onshore Mindoro Block expired on September 23, 2003. An extension was granted the consortium to formalize farm-in negotiations with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC). Other firms including Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam also expressed interest the Parent Company negotiated its continued participation in the exploration of the block as a carried partner. Only Laxmi continued on with application for a new contract as PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Parent Company and the operator both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

As block Operator, Laxmi self-financed the conduct of geophysical studies which include, among others, geochemical sampling, and satellite imagery data interpretation. The initial results validated a lot of the prospects and leads previously identified in the Mindoro Block. These studies constituted the accomplishments of the consortium for the Sub-Phase 1 of the contract.

In June 2007, Laxmi indicated that they are withdrawing from the block and will use the requested two months extension on the decision deadline to proceed to Sub-Phase 2 to farm-out as its way of exiting SC 53.

Laxmi had invited Pitkin Petroleum with whom they executed a farm-in agreement in September 2007. Pitkin offered to pay 100% of the seismic program costs of USD 3 MM in exchange for Pitkin earning 70% interest and the operatorship of the block. The Pitkin farm-in is now awaiting the DOE's approval.

SWAN Block

Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area, the consortium initiated the conversion of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for. PNOC-EC's SC 57 and SC 58 were awarded in September 2005 and January 2006, respectively.

In January 2007, the Parent Company explored the possibility of including the SWAN Consortium in both the new contracts through a letter to PNOC-EC. Under the proposed participation set-up, the Parent Company will get 15% carried interest in each of SCs 57 and 58. In exchange, the Parent Company will assign to PNOC-EC 5% participating interest in SC 14-West Linapacan Block.

PNOC-EC agreed in principle to the proposal and asked and have been granted ample time to conduct due diligence to evaluate the merits of the proposed interest swap. For the rest of 2007, they continued with their review of the offer. To date, however, the Company has not received any firm indication of PNOC-EC's response.

SW Palawan

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Parent Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Parent Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.6 million.

GSEC 75

The Parent Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Parent Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

3. Summary of Significant Accounting and Financial Reporting Policies

Basis of Preparation
The accompanying financial statements, which have been prepared for submission to the SEC, have been prepared under the historical cost basis except for crude oil inventory which is valued at market and AFS investments which are measured at fair value. The financial statements are presented in Philippine peso (Peso) which is the Parent Company's functional currency.

Statement of Compliance
The financial statements of the Group have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous year except for the changes in accounting policies resulting from the following:

Adoption of New accounting standard, Amendment to existing accounting standard and Philippine Interpretations based on International Financial Reporting Interpretations Committee (IFRIC) Interpretations, effective to the Group beginning January 1, 2007:

- PFRS 7, *Financial Instruments: Disclosures,* introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces the requirements in Philippine Accounting Standard (PAS) 30, *Disclosure in the Financial Statements of Banks and Similar Financial Institutions,* and PAS 32, *Financial Statements, Disclosure and Presentation.* It is applicable to all entities that report under PFRS.

  The Group adopted the amendment to the transitional provisions of PFRS 7, as approved by the Financial Reporting Standards Council of the Philippines, which gives transitory relief with respect to the presentation of comparative information for the new risk disclosures about the nature and extent of risks arising from financial instruments. Accordingly, the Group did not need to present comparative information for the disclosures required by PFRS 7 paragraphs 31-42, unless the disclosure was previously required under PAS 30 and 32. Adoption of PFRS 7 resulted in additional disclosures, which are included throughout the financial statements. The additional disclosures are found in Notes 21 and 22.

- Amendment to PAS 1, *Presentation of Financial Statements: Capital Disclosures,* requires the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance. The additional disclosures resulting from the adoption of the amendment to PAS 1 are found in Note 23.

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies,* provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax. This interpretation is currently not applicable to the Group as it does not operate in a hyperinflationary environment.

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2, Share-based Payment,* requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value.

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives*, establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows.

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment*, prohibits the reversal of impairment on goodwill and available-for-sale equity financial assets recognized in interim financial reports even if impairment is no longer present at the annual balance sheet date.

The adoption of Philippine Interpretations IFRIC 8, 9 and 10 did not have an effect to consolidated financial statements.

New Accounting Standard, Amendments to Existing Standards and Interpretations Effective Subsequent to 2007
The following new PFRS, amendments to existing PAS and Interpretations are effective subsequent to December 31, 2007:

- PFRS 8, *Operating Segments* (effective for annual periods beginning on or after January 1, 2009), requires a management approach to reporting segment information. PFRS 8 will replace PAS 14, *Segment Reporting*, and is required to be adopted only by entities whose debt or equity instruments are publicly traded, or are in the process of filing with the SEC for purposes of issuing any class of instruments in a public market. The Group is currently in the process of assessing the impact of this PFRS.

- Amendment to PAS 1, *Presentation of Financial Statements* (effective for annual periods beginning on or after January 1, 2009), introduces new disclosures to aggregate information in the financial statements on the basis of shared characteristics. It requires the following presentations: (a) all changes in equity arising from transactions with owners are to be presented separately from non-owner changes in equity, (b) income and expenses are to be presented in one statement (a statement of comprehensive income) or in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity, (c) components of other comprehensive income to be displayed in the statement of comprehensive income and, (d) total comprehensive income to be presented in the financial statements. The additional disclosures required by the Amendment will be included in the consolidated financial statements upon the effectivity of this Amendment.

- Amendment to PAS 23, *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009), eliminates the option to immediately recognize borrowing cost as expense if they are directly attributable to the acquisition, construction or production of a qualifying asset. The Group is currently in the process of assessing the impact of this amendment.

- Philippine Interpretation IFRIC 11, PFRS 2 – *Group and Treasury Share Transactions* (effective for annual periods beginning on or after March 1, 2007), requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when the subsidiary's employees receive rights to the equity instruments of the parent. The Group currently does not have any stock option plan and therefore, does not expect this Interpretation to have a significant impact to its consolidated financial statements when adopted.

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements* (effective for annual periods beginning on or after January 1, 2008), covers contractual arrangements arising from private entities providing public services. The Group expects that the adoption of this Interpretation will not have a significant impact on the consolidated financial statements as it does not have service concession arrangements.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes* (effective for annual periods beginning on or after July 1, 2008), requires loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. The Group currently does not have such programs and expects that the adoption of this Interpretation will not have an impact on the consolidated financial statements.

- Philippine Interpretation IFRIC 14, *The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction* (effective for annual periods beginning on or after January 1, 2008), provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under PAS 19, *Employee Benefits*. The Group expects that the adoption of this Interpretation will not have a significant impact on the consolidated financial statements.

Basis of Consolidation
The consolidated financial statements consist of the financial statements as of December 31, 2007 of the Parent Company and its newly acquired, wholly-owned subsidiary, PCO.

Acquisition of PGO
On May 2, 2007, the Parent Company acquired 100% of the shares of PGO, an entity which have participating interests in various oil properties in the Philippines and has not yet started commercial operations as of the said date. At acquisition date, PGO has only one asset which is the deferred oil exploration costs related to participating interests held and has a carrying value ₱31.9 million. Since there was no fair value available for this type of asset, the Parent Company assumed that the carrying value is the asset's fair value and carried the same in its consolidated financial statements. The purchase price for the net asset acquired is ₱32.6 million which resulted to a goodwill of ₱0.6 million. The Parent Company immediately impaired this goodwill at the acquisition date.

Subsidiaries are fully consolidated from the date control is transferred to the Parent Company directly or through the holding companies. Control is achieved where the Parent Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the date of acquisition or up to the date of disposal, as appropriate.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Inter-company balances and transactions, including inter-company profits and unrealized profits and losses, are eliminated. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date such control ceases.

Cash
Cash consists of cash on hand and with banks.

Financial Instruments
Financial assets are categorized as financial assets at fair value through profit or loss (FVPL), loans and receivables, held-to-maturity (HTM) investments, and AFS investments, as appropriate. Financial liabilities are categorized as financial liabilities at FVPL and other financial liabilities at amortized cost.

Date of recognition
The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when it becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments
Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those designated at FVPL, includes transaction cost.

On initial recognition, the Group classifies its financial assets in the following categories: HTM investments, AFS investments, FVPL financial assets, and loans and receivables. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits.

Determination of fair values
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices (bid price for long positions and ask price for short positions), without any deduction from transaction costs at the close of business on the balance sheet date. When current bid and asking prices are not available, the price of the most recent transaction is used since it provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of transaction.

For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques. Such techniques include using arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and other valuation models.

Day 1 Profit
Where the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit) in

the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the 'Day 1' profit amount.

Financial Assets or Financial Liabilities at FVPL
Financial assets or financial liabilities at FVPL include financial assets or financial liabilities held for trading and those designated upon initial recognition as at FVPL.

Trading instruments
Financial assets and financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Dividends, interests, and gains or losses on financial instruments held for trading are recognized in the consolidated statement of income.

Financial assets or financial liabilities held for trading, comprising financial instruments held for trading other than derivatives, are recorded in the consolidated balance sheet at fair value. Changes in fair value, interest and dividend income or expense are recognized in consolidated statement of income, according to the terms of the contract, or when the right to the payment has been established.

The Group as of December 31, 2007, and the Company as of December 31, 2006, has no financial assets or financial liabilities classified as held for trading.

Financial instruments designated on initial recognition as at FVPL
Financial instruments may be designated at initial recognition as at FVPL if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing the gains or losses on them on a different basis; (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on fair value basis, in accordance with a documented risk management strategy; or (iii) the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or if it is clear, with little or no analysis, that it would not be separately recorded.

The Group as of December 31, 2007, and the Company as of December 31, 2006 has no financial assets or financial liabilities designated as at FVPL.

Embedded derivatives
An embedded derivative is separated from the host financial or non-financial contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid or combined instrument is not recognized at FVPL.

The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Embedded derivatives that are bifurcated from the host contracts are accounted for either as financial assets or financial liabilities at FVPL. Changes in fair values are included in the consolidated statement of income.

The Group as of December 31, 2007, and the Company as of December 31, 2006, has no embedded derivatives.

HTM Investments
HTM investments are quoted non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these HTM investments are subsequently measured at amortized cost using the effective interest rate method, less any impairment in value.

Amortized cost is calculated by taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process. Assets under this category are classified as current assets if maturity is within 12 months otherwise these are classified as non-current assets.

The Group as of December 31, 2007, and the Company as of December 31, 2006, has no HTM investments.

Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. These financial assets are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as non-current assets.

The Group as of December 31, 2007, and the Company as of December 31, 2006, has loans and receivables consisting of cash in bank, receivables and advances to related companies.

AFS Investments
AFS investments are non-derivative financial assets that are designated as AFS or are not classified in any of the three other categories. The Group designates financial instruments as AFS if they are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial recognition, AFS investments are measured at fair value with unrealized gains or losses being recognized directly in equity as "Unrealized valuation losses on AFS investments".

When the investment is disposed of, the cumulative gains or losses previously recorded in equity are recognized in the consolidated statement of income. Interest earned on the investments is reported as interest income using the effective interest rate method. Dividends earned on investments are recognized in the consolidated statement of income as 'Dividends income' when the right of payment has been established. The Group considers several factors in making a decision on the eventual disposal of the investment. The major factor of this decision is whether or not the Group will experience inevitable further losses on the investment. These financial assets are classified as noncurrent assets unless the intention is to dispose of such assets within twelve months from the balance sheet date.

Note 9 discusses details of the Parent Company's AFS investments as of December 31, 2007 and 2006.

Other Financial Liabilities
Other financial liabilities at amortized cost are initially recorded at fair value, less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

The Group as of December 31, 2007, and the Company as of December 31, 2006, has other financial liabilities consisting of trade and other payables, advances from related companies, dividends payable, long-term debt, and subscriptions payable.

Offsetting Financial Instruments
Financial assets and financial liabilities are set off and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Derecognition of Financial Assets and Financial Liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return of a similar financial asset.

Financial assets carried at amortized cost
If there is objective evidence that an impairment loss on financial assets carried at amortized cost has been incurred, the amount of loss is measured as a difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of loss is recognized in the consolidated statement of income.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in the group of financial assets with similar credit risk and characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

AFS investments
For AFS investments, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

In case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income.

Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded as part of 'interest income' in the consolidated statement of income. If subsequently, the fair value of a debt instrument increased and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are recognized in the consolidated statement of income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

	Number of Years
Office condominium units and improvements	20
Transportation equipment	5
Office furniture, fixtures and equipment	3

The assets' useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is recognized in consolidated statement of income.

Impairment or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Parent Company's associates' and the related proportionate interest on them are as follows:

PentaCapital Investments Corporation (PentaCapital)	40.00
PentaCapital Holdings, Inc. (Penta Holdings)	13.76

The Parent Company has significant influence over the financial and operating policies of Penta Holdings, and thus, deemed as the Parent Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the consolidated financial statements the Group's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the consolidated balance sheet and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Group also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Group follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Group has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed, permanently withdrawn from use or when no future economic benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Noncurrent, Nonfinancial Assets
The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Foreign Currency-Denominated Transactions and Translations

Items included in financial statements of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group. Transactions in foreign currencies are recorded using the applicable exchange rate at the date of the transaction. Outstanding monetary assets and liabilities denominated in foreign currencies are retranslated using the applicable closing functional currency exchange rate at the balance sheet date. Foreign exchange gains or losses arising from foreign currency-denominated transactions and translations are recognized in the consolidated statement of income.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from petroleum operations is recognized as income at the time of production.

Rental income

Rental income is accounted for on a straight-line basis over the related lease terms.

Interest income

Interest is recognized as it accrues taking into account the effective yield on the asset.

Dividend income

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

Pension Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The post-employment benefit paid to all employees in the Group qualifies as a post-employment defined benefit plan.

Pension liability recognized in the consolidated balance sheet comprises the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit cost method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity which approximate the terms of the related retirement liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10.00% of the value of plan assets or 10.00% of the defined benefit obligation are spread to income over the employees' expected average remaining working lives.

Past service costs are recognized immediately in income, unless the changes to the retirement plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

Operating Leases

Leases where the Group retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred income tax

Deferred income tax is recognized on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, and carryforward benefits of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, excess of MCIT over RCIT and NOLCO can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Group is considered one operating segment, which is the petroleum operation.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

4. Significant Judgments, Accounting Estimates and Assumptions

The Group's financial statements prepared in accordance with PFRS require management to make judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. The judgments, estimates and assumptions used in the consolidated financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the Group's financial statements. Actual results could differ from such estimates.

Judgments

Determination of functional currency

The Parent Company, based on the economic substance of the underlying circumstances, has determined its functional currency to be the Peso. The Peso is the currency of the primary economic environment in which the Parent Company operates.

Classification of financial instruments

The Group exercises judgment in determining the category of financial instruments in accordance with PAS 39. The Group classifies a financial instrument, or its components, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the Group's consolidated balance sheet.

The Group determines the category at initial recognition and re-evaluates this classification, where allowed and appropriate, at every reporting date.

Classification of leases

The Parent Company has entered into commercial property leases on its investment property portfolio. The Parent Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimation Uncertainties

Impairment of loans and receivables

The Group assesses on a regular basis if there is objective evidence of impairment of loans and receivables. The amount of impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. The Group uses specific impairment on its loans and receivables. The Group did not assess its loans and receivables for collective impairment due to the few counterparties which can be specifically identified. The amount of loss is recognized in the consolidated statement of income with a corresponding reduction in the carrying value of the loans and receivables through an allowance account.

Total carrying value of loans and receivables amounted to ₱64.7 million and ₱113.5 million as of December 31, 2007 and 2006, respectively. Allowance for impairment on these financial assets amounted to ₱12.7 million as of December 31, 2007 and 2006 (see Notes 5 and 16).

Impairment of AFS investments

An impairment issue arises with respect to AFS investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Group evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Group expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Group's investments. Fair value of AFS investments amounted to ₱126.1 million and ₱128.1 million as of December 31, 2007 and 2006, respectively. No impairment losses were recognized in both 2007 and 2006 (see Note 9).

Realizability of deferred income tax assets

The Group reviews deferred tax assets at each balance sheet date and recognize these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Deferred income tax assets have not been recognized since management believes that the carry forward benefit would not be realized prior to its expiration. The amount of unrecognized deferred income tax assets amounted to ₱94.9 million and ₱117.2 million as of December 31, 2007 and 2006, respectively (see Note 20).

Estimation of proven reserves

Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2007 and 2006, the net book value of wells, platforms and other facilities amounted to ₱269.4 million and ₱270.1 million, respectively (see Note 7).

Pension and other pension benefits
The cost of defined benefit pension plans and other benefits is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases.

While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Group's pension and other retirement obligations. The Group recognized pension expense amounting to ₱3.4 million in 2007, ₱1.4 million in 2006 and ₱1.3 million in 2005 and related pension liability amounted to ₱3.5 million and ₱1.0 million as of December 31, 2007 and 2006, respectively (see Note 19). Unrecognized actuarial gains amounted to ₱9.0 million and ₱13.6 million as of December 31, 2007 and 2006, respectively.

Estimation of useful lives of property and equipment
The Group estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2007 and 2006, the net book value of property and equipment amounted to ₱278.0 million and ₱281.3 million, respectively (see Note 7).

Impairment of noncurrent, nonfinancial assets
The Group assesses whether there are indications of impairment on its noncurrent, nonfinancial assets, at least on an annual basis. If there indications of impairment exist, impairment testing is performed. This requires an estimation of the value-in-use of the cash-generating units to which the assets belong. Estimating the value-in-use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. In 2007, the Company recognized impairment loss on the goodwill related to the acquisition of PGO as a subsidiary which amounted to ₱0.6 million. No impairment losses were recognized in 2006.

Valuation of Unquoted Equity Securities Classified as AFS investments
Management believes that while the range of reasonable fair value estimates is significant, the probabilities of the various estimates cannot be reasonably assessed given the unquoted nature of these equity investments. As a result, the Group carries these financial assets at cost, less any impairment in value (Note 9). The carrying amount of unquoted equity securities amounted to ₱10.9 million and ₱12.8 million as of December 31, 2007 and 2006, respectively.

5. Receivables

	Consolidated	Entity
	2007	2006
Accounts with contract operator (Note 6)	₱34,527,270	₱23,726,923
Accrued interest (Note 16)	21,393,883	50,676,240
Dividends	2,250,000	2,250,000
Advances to officers and employees	1,604,305	1,849,050
Accounts with partners (Note 6)	679,193	1,842,599
Others	4,086,374	5,370,650
	64,541,025	85,715,462
Less allowance for doubtful accounts	7,105,839	7,105,839
	₱57,435,816	₱78,609,623

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Parent Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Group, net of cash contributions.

Dividends receivable represents the Parent Company's share in the dividends declared by Penta Holdings.

The following is a rollforward of the allowance for doubtful accounts recognized in Parent Company's accrued interest and other receivables:

	2007	2006
Balances at beginning of year	₱7,105,839	₱3,678,279
Provision	-	3,427,560
Balances at end of year	₱7,105,839	₱7,105,839

The Parent Company did not assess its receivables for collective impairment. More details were provided on Notes 21 and 22.

6. Interest in Jointly Controlled Assets

The Parent Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

	2007	2006
Current assets:		
Receivables:		
Accounts with contract operator	₱34,527,270	₱20,299,363
Account with partners	679,193	1,842,599
	35,206,463	22,141,962
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	562,631,804	562,631,804
Less accumulated depletion, depreciation and amortization	(293,279,144)	(292,484,613)
	269,352,660	270,147,191
Deferred oil exploration costs	839,696,430	807,168,493
	1,109,049,090	1,077,315,684
	₱1,144,255,553	₱1,099,457,646
Current liabilities:		
Trade and other payables:		
Trade	₱10,497,962	₱14,204,857
Others	326,885	1,099,343
	₱10,824,847	₱15,304,200
Revenues:		
Share in petroleum operations	₱168,952,006	₱147,043,008
Foreign exchange gains - net	512,085	945,540
	169,464,091	147,988,548
Share in cost and expenses petroleum operations:		
Production costs	121,415,322	89,132,887
Depletion	794,531	578,056
	122,209,853	89,710,943
	₱47,254,238	₱58,277,605

7. Property and Equipment

As of December 31, 2007

	Wells, Platforms and Other Facilities: SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	Wells, Platforms and Other Facilities: SC 14 Block A, B and B-1	Office condominium units and improvements	Transportation equipment	Office furniture, fixtures and equipment	Total
Cost:						
Balances at beginning of year	₱273,687,005	₱288,944,799	₱10,774,461	₱10,277,196	₱10,827,505	₱594,510,966
Additions	-	-	-	-	470,484	470,484
Disposals	-	-	(5,349,460)	-	(20,990)	(5,370,450)
Balances at end of year	273,687,005	288,944,799	5,425,001	10,277,196	11,276,999	589,611,000
Accumulated depletion, depreciation and amortization						
Balances at beginning of year	12,285,641	280,198,972	10,227,541	655,667	9,794,935	313,162,756
Depletion, depreciation and amortization expense for the year	-	794,531	244,231	2,055,439	588,831	3,683,032
Disposals	-	-	(5,212,164)	-	(20,990)	(5,233,154)
Balances at end of year	12,285,641	280,993,503	5,259,608	2,711,106	10,362,776	311,612,634
Net book value	₱261,401,364	₱7,951,296	₱165,393	₱7,566,090	₱914,223	₱277,998,366

As of December 31, 2006

	Wells, Platforms and Other Facilities: SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	Wells, Platforms and Other Facilities: SC 14 Block A, B and B-1	Office condominium units and improvements	Transportation equipment	Office furniture, fixtures and equipment	Total
Cost:						
Balances at beginning of year	₱297,545,203	₱288,944,799	₱10,774,461	₱6,035,308	₱10,678,176	₱613,977,947
Additions	-	-	-	10,277,196	636,329	10,913,525
Write-offs	(23,858,198)	-	-	-	-	(23,858,198)
Disposals	-	-	-	(6,035,308)	(487,000)	(6,522,308)
Balances at end of year	273,687,005	288,944,799	10,774,461	10,277,196	10,827,505	594,510,966
Accumulated depletion, depreciation and amortization						
Balances at beginning of year	12,285,641	279,620,916	9,688,818	6,035,308	9,926,822	317,557,505
Depletion, depreciation and amortization expense for the year	-	578,056	538,723	655,667	355,113	2,127,559
Disposals	-	-	-	(6,035,308)	(487,000)	(6,522,308)
Balances at end of year	12,285,641	280,198,972	10,227,541	655,667	9,794,935	313,162,756
Net book value	₱261,401,364	₱8,745,827	₱546,920	₱9,621,529	₱1,032,570	₱281,348,210

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs which is dependent upon additional discoveries of oil reserves, among others.

8. Investments in Associates

Investments in Associates
The details of investments in associates carried under the equity method follow:

	Consolidated 2007	Entity 2006
Balances at beginning of year	₱203,337,072	₱929,398,112
Equity in net earnings for the year	8,280,014	5,796,937
Disposal of EPHI shares:		
Cost of disposed shares	-	(285,559,241)
Accumulated equity	-	(151,438,128)
Share in revaluation increment	-	(294,860,608)
Balances at end of year	₱211,617,086	₱203,337,072

Following are the summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2007		2006		
	Penta Capital	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Revenues	₱89,151	₱22,010	₱1,587,373	₱82,487	₱9,208
Income before other income (expenses)	27,229	4,521	474,036	22,989	9,129
Net income	18,940	5,117	638,617	15,295	9,113
Total assets	594,534	519,035	21,295,963	528,517	381,884
Investments and advances	242,674	223,252	15,008,676	382,300	274,225
Property and equipment	19,953	143,970	39,246	39,333	-
Total liabilities	39,603	146,104	6,598,683	50,479	77

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In June and July 2006, investments in EPHI were sold through the local stock exchange at one (₱1.00) peso per share. It resulted to a loss on disposal of shares of ₱195.6 million.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2007, the report of independent auditors on PentaCapital's financial statements were qualified due to the following:

a. PentaCapital Group has not obtained an actuarial valuation report from an independent actuary as prescribed by PAS 19, *Employee Benefits*. Due to the absence of an actuarial valuation, the amount of retirement expense and the required comparative disclosures cannot be properly determined.
b. PentaCapital's investment in subsidiaries and associate with Penta Capital Realty Corporation (PCRC) and PCHI amounted to ₱60.3 million and ₱121.2 million, respectively for which the report of the other auditors expressed an unqualified opinion. The independent auditors of PentaCapital were not able to perform sufficient additional procedures regarding the financial information audited by the other auditors. Furthermore, the independent auditors were not able to satisfy themselves as to the accuracy and correct valuation of the investment in subsidiaries and associate since they have not been tested for any possible impairment losses.

In 2006, the report of independent auditors on PentaCapital's financial statements were qualified due to the following:

a. Determination of the amount of retirement expense and its required disclosures were not ascertained due to the absence of an actuarial valuation;
b. Accrual for accumulated vacation and sick leave credits was not booked which would have resulted to the decrease in net income of ₱0.3 million in 2006;
c. Nonimpairment testing of investment in associates, loans and receivables;
d. Inability of PentaCapital to account for the beginning balances and goodwill of its investment in subsidiaries using the equity method;
e. Inability of PentaCapital to account for the increase in other assets and retained earnings amounting to ₱5.6 million;
f. Adjustment in 2006 for the effects of the adoption of PAS 40, *Investment Property*, by a credit to current operations of ₱7.6 million, net of deferred income tax and depreciation from January 1, 2004; and
g. Accumulated net foreign exchange losses pertaining to prior years were charged to current operations. Net income would have been decreased by ₱0.9 million in 2006.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to ₱1.0 million in 2005 and ₱2.5 million in 2004;
b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱0.6 million and ₱2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by P1.6 million in 2005 and P2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to P9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination amounting to P10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by P21.7 million in 2006, net of tax effect, had PentaCapital followed PFRS. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by P8.7 million in 2006 and increased net loss by P6.8 million in 2004. In 2007, the independent auditors of PentaCapital did not quantify the effect of qualification of the opinion.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

9. AFS Investments

The details of AFS investments in 2007 and 2006 are as follows:

	Consolidated	Entity
	2007	2006
Investments in quoted shares of stock of:		
United Paragon Mining Corporation (UPMC)	P54,133,101	P5,452,970
Atlas Consolidated Mining and Development Corporation	43,726,102	30,295,942
Fil-Estate Land, Inc.	4,719,988	3,319,552
Camp John Hay Golf Club Inc.	4,420,000	5,100,000
South China Resources, Inc.	4,251,039	2,156,948
Vulcan Industrial & Mining Corporation (VIMC)	3,988,200	13,153,694
APHC	13,440	55,858,880
Others - unquoted shares of stock	10,877,814	12,803,893
	P126,129,684	P128,141,879

AFS investments in quoted shares of stock are carried at fair value with cumulative changes in fair values presented as a separate account in equity. Meanwhile, AFS investments in unquoted shares of stock are carried at cost because fair value bases (i.e., quoted market prices) are not readily available nor is there an alternative basis of deriving a reasonable valuation as of balance sheet date.

During 2007, the Parent Company, sold various AFS investments at various dates, with a total cost of P57.8 million and a gain on sale of P0.98 million was recognized in the 2007 consolidated statement of income.

Furthermore, the Parent Company converted its receivables from UPMC into shares of stock of the latter. The Parent Company classified this as AFS investments and valued at fair value at conversion date (see Note 16).

The following table illustrates the movement of the "Unrealized valuation losses on AFS investments" account:

	2007	2006
At beginning of year	P82,807,262	P129,737,028
Net unrealized valuation gains (losses) of AFS investments	12,271,433	(46,929,766)
Realization of fair value adjustment through sale	(7,203,231)	-
At end of year	P87,875,464	P82,807,262

10. Deferred Oil Exploration Costs

The full recovery of the deferred oil exploration costs incurred in connection with the Group's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Parent Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Parent Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

In 2007, the deferred oil exploration costs account increased by ₱31.9 million due to the participating interests from PGO (see Note 2).

11. Loans Payable

Loans payable pertain to the Parent Company's loan with Rizal Commercial Banking Corporation (RCBC) with a balance amounting to ₱21.4 million as of December 31, 2006. In 2006, the loans with RCBC were redenominated from US Dollars to Philippine pesos which resulted to a gain recognized by the Company amounting to ₱1.0 million. On February 15, 2007, the Parent Company fully settled its loans payable with RCBC.

Interest on the RCBC loan is based on fixed prevailing bank rate at 11% in 2006. Interest expense pertaining to this loan in 2006 amounted to ₱2.1 million.

12. Trade and Other Payables

	Consolidated	Entity
	2007	2006
Trade (Note 6)	₱10,498,983	₱14,204,857
Accrued interest (Notes 13 and 16)	7,881,615	14,913,802
Accounts with partners (Note 6)	326,885	1,099,343
Others	2,650,748	778,334
	₱21,358,231	₱30,996,336

Accounts with partners represent the Parent Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Parent Company by other partners, net of cash payments.

13. Long-term Debt

	Consolidated	Entity
	2007	2006
PentaCapital (Note 16)	₱45,000,000	₱25,000,000
Metropolitan Bank and Trust Co. (MBTC)	43,724,515	55,724,515
	₱88,724,515	₱80,724,515

MBTC

On November 22, 2006, based on the existing loan, MBTC agreed to amend the terms and conditions of the Parent Company's outstanding obligation. Based on the amended terms of the loan, interest rate shall be reduced from 12.5% to 10% for remaining term of the loan. In addition, the MBTC and the Parent Company agreed that the Parent Company shall pay a monthly principal amortization of ₱1.0 million from November 2006 to November 2007 and make a balloon payment of ₱44.7 million at the end of the term, December 26, 2007.

On December 21, 2007, MBTC approved the further restructuring of the Parent Company's principal loan obligation. The following are the new terms and conditions based on the restructuring agreement:

- Principal amount of ₱43.7 million
- Payable within 1 year
- Interest rate of 10% fixed for the entire term
- Interest is payable monthly in arrears and the principal is ₱1.0 million a month with balloon payment estimated amount of ₱32.7 million at the end of the term.
- Collateralized by two commercial vacant lots
- Payment of ₱1.0 million on December 26, 2007 to partially settle the principal obligation and full updating of interest due.

The two commercial vacant lots as collateral for the restructured loan are owned by an affiliate.

PentaCapital

In December 2004, the Parent Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85.0 million which was subsequently reduced to ₱50.0 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. On January 15, 2006, the Company and PentaCapital renewed the loan for one year to mature on January 15, 2007. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2006, the Company had drawn ₱25.0 million from this facility. Subsequently, on January 15, 2007, the Company and PentaCapital agreed to re-extend the loan for one year maturing on January 10, 2008. As of December 27, 2007, the Company availed an additional ₱20.0 million from the loan facility. The maturity of the loan facility was further extended to June 30, 2008.

14. Equity

As of December 31, 2007 and 2006, the Parent Company has an authorized capital stock of ₱155 billion.

On March 22, 2006, the BOD amended its Articles of Incorporation to declassify its shares of stock and to change the par value of the Parent Company's shares of stock from ₱1.00 per share to ₱0.01 per share which was granted by SEC on November 29, 2006. Prior to the amendment, the Parent Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Parent Company has a total of 9,540 shareholders in 2007 and 10,587 shareholders in 2006.

The details and changes in the Parent Company's issued and subscribed shares follow:

On issued shares

	2007		2006	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common				
Balances at beginning of year	152,763,286,100	₱1,527,632,861	-	₱-
Declassification of shares	-	-	148,207,337,900	1,482,073,379
Issuance of shares	155,443,089	1,554,431	4,555,948,200	45,559,482
Balances at end of year	152,918,729,189	1,529,187,292	152,763,286,100	1,527,632,861
Common Class A				
Balances at beginning of year	-	-	882,934,428	882,934,428
Declassification of shares	-	-	(882,934,428)	(882,934,428)
Balances at end of year	-	-	-	-
Common Class B				
Balances at beginning of year	-	-	599,138,951	599,138,951
Declassification of shares	-	-	(599,138,951)	(599,138,951)
Balances at end of year	-	-	-	-
	152,918,729,189	₱1,529,187,292	152,763,286,100	₱1,527,632,861

On subscribed shares

	2007		2006	
	Number of Shares	Amount	Number of Shares	Amount
Subscribed:				
Common				
Balances at beginning of year	731,115,500	₱7,311,155	-	₱-
Declassification of shares	-	-	5,287,063,700	52,870,637
Issuance of shares	(154,800,402)	(1,548,004)	(4,555,948,200)	(45,559,482)
Balances at end of year	576,315,098	5,763,151	731,115,500	7,311,155
Common Class A				
Balances at beginning of year	-	-	35,633,275	35,633,275
Declassification of shares	-	-	(35,633,275)	(35,633,275)
Balances at end of year	-	-	-	-
Common Class B				
Balances at beginning of year	-	-	17,237,362	17,237,362
Declassification of shares	-	-	(17,237,362)	(17,237,362)
Balances at end of year	-	-	-	-
	576,315,098	₱5,763,151	731,115,500	₱7,311,155

In May 2006, the Parent Company and VIMC entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 of the Company's shares owned by VIMC back to the Parent Company by way of dacion en pago in settlement of the VIMC's obligation to the Parent Company amounting to ₱40.7 million.

In the same year, the Parent Company sold the shares received from VIMC through a stock broker for about ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as paid in capital from sale of treasury shares part of equity.

15. Earnings (Loss) Per Share

	Consolidated	Entity	
	2007	2006	2005
Net income (loss)	₱28,055,657	(₱175,766,114)	₱2,744,795
Weighted average number of issued and subscribed shares	153,495,044,287	153,494,401,600	1,534,944,016
Earnings (loss) per share	₱0.0002	(₱0.0011)	₱0.0018

There are no potential common stock issued during the years ended December 31, 2007, 2006 and 2005 that could have a dilutive effect on the income (loss) per share computation.

16. Related Party Disclosures

The Parent Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱3.0 million in 2007, ₱4.2 million in 2006 and ₱5.1 million in 2005. Interest income related to receivables from shareholders amounted to ₱0.3 million in 2007, ₱1.3 million in 2006 and ₱4.4 million in 2005. Interest expense related to advances from shareholders amounted to ₱0.8 million in 2007 and ₱3.0 million in 2006 and 2005. Interest expense related to loans from associates amounted to ₱3.9 million in 2007, ₱3.5 million in 2006 and ₱6.3 million in 2005. Interest expense related to loans from related parties amounted to ₱11.3 million in 2007, ₱11.4 million in 2006 and ₱28.3 million in 2005.

a. Amounts due from related parties are summarized as follows:

		Advances to Related Companies		Accrued Interest Receivables	
	Relationship	2007	2006	2007	2006
Fil-Energy Corporation	Under common control	₱4,753,762	₱4,753,762	₱16,166,435	₱16,166,435
Ocean Composite Yacht, Inc. (OCYI)	Under common control	4,500,000	4,500,000	2,955,344	2,955,344
VIMC	Shareholder	1,503,135	1,397,559	1,549,169	1,575,077
Pacific Rim Export Holdings, Corp. (Primex)	Under common control	1,114,118	1,114,118	722,935	722,935
UPMC	Under common control	-	27,669,463	-	29,256,449
Others		1,052,662	1,031,278	-	-
		12,923,677	40,466,180	21,393,883	50,676,240
Less allowance for doubtful accounts		5,614,118	5,614,118	3,678,279	3,678,279
		₱7,309,559	₱34,852,062	₱17,715,604	₱46,997,961

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Parent Company fully provided for its total receivables from OCYI and Primex in 2002.

In August 2007, UPMC and the Parent Company entered into a Deed of Assignment of Receivables whereby, the Parent Company agreed to convert all of its receivable from UPMC into shares of stock of the latter. Both parties agreed that the number of common shares equivalent of such receivable is 64,603,898. At the time of conversion, the carrying value of receivable from UPMC by Parent Company is ₱60.2 million. The Parent Company classified the shares of stock as an AFS investment.

b. Amounts due to related companies are summarized as follows:

		Long-term debt		Advances from related Companies	
	Relationship	2007	2006	2007	2006
PentaCapital	Associate	₱45,000,000	₱25,000,000	₱–	₱–
Euronote Profits Ltd.	Under common control	–	–	6,530,553	25,740,750
APHC	Under common control	–	–	6,154,022	6,619,275
Alakor Corporation	Shareholder	–	–	43,199	43,199
Shareholders and others		–	–	3,054,250	3,054,250
		₱45,000,000	₱25,000,000	₱15,782,024	₱35,457,474

Loans and advances from related companies bear interest at 12% - 21% per annum.

The compensation of key management personnel are as follows:

	Consolidated	Entity
	2007	2006
Short-term employee benefits	₱5,058,171	₱5,109,053
Post-employment benefits	16,708,114	13,360,580
	₱21,766,285	₱18,469,633

17. Share in Costs and Operating Expenses

	Consolidated	Entity	
	2007	2006	2005
Petroleum operations (Note 2)	₱117,595,090	₱85,735,453	₱39,190,852
Personnel	3,820,232	3,397,434	8,952,083
Outside services	-	-	3,316,407
Depletion and depreciation and amortization (Note 7)	794,531	578,056	2,388,662
	₱122,209,853	₱89,710,943	₱53,848,004

18. General and Administrative Expenses

	Consolidated	Entity	
	2007	2006	2005
Personnel	₱11,453,116	₱9,792,786	₱9,325,981
Dues and subscriptions	3,569,011	1,943,983	1,758,587
Outside services	3,435,928	3,458,656	2,824,104
Depletion and depreciation and amortization (Note 7)	2,869,048	1,711,251	2,032,491
Transportation and travel	2,664,362	2,424,009	1,171,731
Utilities	1,560,150	1,819,837	1,598,697
Entertainment, amusement and recreation	1,072,283	931,949	829,091
Taxes and licenses	901,450	823,608	854,629
Supplies	718,252	358,522	1,020,562
Repairs and maintenance	440,630	1,825,623	190,711
Insurance	263,126	212,916	123,305
Advertising	236,678	32,499	43,225
Provision for doubtful accounts	-	3,427,560	-
Others	3,703,437	1,112,366	1,280,712
	₱32,887,471	₱29,875,565	₱23,053,826

19. Pension Plan

The Parent Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net pension expense recognized in the consolidated statements of income, the funded status and amounts recognized in the consolidated balance sheets for the plan.

Net pension expense

	2007	2006	2005
Current service cost	P1,690,500	P651,026	P571,075
Interest cost	1,969,100	1,615,256	1,809,839
Expected return on plan assets	(947,300)	(882,961)	(1,085,075)
Amortization of actuarial loss	716,100	-	-
Net pension expense	P3,428,400	P1,383,321	P1,295,839
Actual return on plan assets	P747,300	P1,495,347	P1,244,357

Pension liability

	2007	2006
Defined benefit obligation	P27,749,400	P28,129,500
Fair value of plan assets	15,279,664	13,532,362
	12,469,736	14,597,138
Unrecognized actuarial gains	(8,998,200)	(13,554,002)
	P3,471,536	P1,043,136

Changes in the present value of the defined benefit obligation are as follows:

	2007	2006
Balances at beginning of year	P28,129,500	P11,537,548
Actuarial losses (gains) due to:		
Change in assumptions	(5,358,500)	12,124,848
Experience adjustments	1,318,800	2,200,822
Interest cost	1,969,100	1,615,256
Current service cost	1,690,500	651,026
Balances at end of year	P27,749,400	P28,129,500

Changes in the fair value of plan assets are as follows:

	2007	2006
Balances at beginning of year	P13,532,362	P11,037,015
Actual contributions	1,000,000	1,000,000
Expected return in plan assets	947,300	882,961
Actuarial gains (losses)	(200,000)	612,386
Balances at end of year	P15,279,662	P13,532,362

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2007	2006
Fixed income securities	99.0%	98.0%
Deposits in banks	0.3%	-%
Others	0.7%	2.0%
Total	100%	100%

The principal assumptions used in determining pension liability for the Parent Company's plans as of January 1 are shown below:

	2007	2006	2005
Discount rate	9%	14%	14%
Investment yield	5%	8%	8%
Salary increase	10%	10%	10%

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

20. Income Taxes

The details of current provision for income tax are as follows:

	Consolidated	Entity	
	2007	2006	2005
MCIT	₱1,144,234	₱1,302,294	₱750,895
Final taxes	300,137	1,343,791	13,512
	₱1,444,371	₱2,646,085	₱764,407

A reconciliation of provision for (benefit from) income tax computed using the statutory income tax rate to the provision for income tax is as follows:

	Consolidated	Entity	
	2007	2006	2005
Provision for (benefit from) income tax computed at statutory tax rate	₱10,325,010	(₱60,592,010)	₱1,140,491
Additions to (reductions in) income tax resulting from:			
Movements on temporary differences for which no deferred tax assets were recognized	24,749,352	17,849,951	23,453,288
Equity in net earnings of associates	(2,898,005)	(2,028,928)	(12,441,743)
Interest income subjected to final tax	(10,749)	(74,930)	(21,958)
Dividend income	(2,205)	(6,878)	(341)
Other non-taxable income	(4,699,281)	-	-
Non-deductible interest expense	488,123	39,338	8,491
Loss on disposal of shares of stock	-	68,201,000	-
Expired and applied NOLCO	(26,107,225)	(20,645,588)	(11,062,449)
Expired MCIT	(400,649)	(95,870)	(311,371)
	₱1,444,371	₱2,646,085	₱764,407

Deferred income tax assets on the following items have not been recognized due to uncertainty that these will be recovered through future operations:

	Consolidated	Entity
	2007	2006
Provision for probable losses	₱42,744,077	₱42,085,331
NOLCO	32,758,966	58,866,191
Allowance for doubtful accounts	12,719,957	12,719,957
MCIT	3,197,423	2,453,838
Pension liability	3,471,536	1,043,136

As of December 31, 2007, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, are as follows:

Year incurred	Expiry date	NOLCO	MCIT
2005	2008	₱32,758,966	₱750,895
2006	2009	-	1,302,294
2007	2010	-	1,144,234
		₱32,758,966	₱3,197,423

The movements in NOLCO and MCIT follow:

NOLCO	2007	2006
Balances at beginning of year	₱58,866,191	₱117,853,585
Application	(24,680,034)	(15,808,073)
Expirations	(1,427,191)	(43,179,321)
Balances at end of year	₱32,758,966	₱58,866,191

MCIT	2007	2006
Balances at beginning of year	₱2,453,838	₱1,247,414
Additions	1,144,234	1,302,294
Expiration	(400,649)	(95,870)
Balances at end of year	₱3,197,423	₱2,453,838

21. Financial Instruments

Fair Values of Financial Instruments
The following table shows the carrying amounts and fair values of the Group's financial assets and financial liabilities:

	Consolidated		Entity	
	2007		2006	
	Fair values	Carrying values	Fair values	Carrying values
FINANCIAL ASSETS:				
Cash	₱3,825,792	₱3,825,792	₱5,239,364	₱5,239,364
Loans and receivables:				
Accounts with contract operators	34,527,270	34,527,270	23,726,923	23,726,923
Accrued interest receivables	17,715,604	17,715,604	43,570,401	43,570,401
Dividends receivable	2,250,000	2,250,000	2,250,000	2,250,000
Advances to officers and employees	1,604,305	1,604,305	1,849,050	1,849,050
Accounts with partners	679,193	679,193	1,842,599	1,842,599
Others	658,814	658,814	5,370,650	5,370,650
Advances to related companies	7,309,559	7,309,559	34,852,062	34,852,062
AFS investment:				
Quoted	115,251,870	115,251,870	115,337,986	115,337,986
Unquoted	10,877,814	10,877,814	12,803,893	12,803,893
OTHER FINANCIAL LIABILITIES:				
Long-term debt, current portion	88,724,515	88,724,515	80,724,515	80,724,515
Trade and other payables:				
Trade	10,497,963	10,497,963	14,204,857	14,204,857
Accrued interest	7,881,615	7,881,615	14,913,802	14,913,802
Accounts with partners	326,885	326,885	1,099,343	1,099,343
Others	2,650,747	2,650,747	778,334	778,334
Advances from related companies	15,782,024	15,782,024	35,457,474	35,457,474
Dividends payable	5,014,873	5,014,873	5,013,853	5,013,853
Subscriptions payable	2,069,232	2,069,232	1,652,742	1,652,742

The carrying amounts of financial assets and liabilities approximate their fair values because of their short-term nature. Quoted AFS investments are carried at fair value based on the quoted values of the securities.

22. Financial Risk Management Objectives and Policies

Financial Risk Management Objectives and Policies
The Group's principal financial instruments comprise mainly of cash, receivables, advances to/from related companies, AFS investments, trade and other payables, long-term debt, subscriptions payable and dividends payable. The main purpose of these financial instruments is to provide financing for the Group's operations and capital intensive projects.

The BOD is mainly responsible for the overall risk management approach and for the approval of risk strategies and principles of the Group.

Financial Risks
The main risks arising from the Group's financial instruments are credit and concentration risks, liquidity risk, and market risks. The market risks exposure of the Group can be further classified to foreign currency risk, equity price risk, and commodity price risk. The BOD reviews and approves the policies for managing some of these risks and they are summarized as follows:

Credit and concentration risks
Credit risk is such risk where the Group could incur a loss if its counterparties fail to discharge their contractual obligations, although the Group trades only with recognized, creditworthy third parties. As of December 31, 2007, all of the SC 14 consortium's annual petroleum products sales are to Pilipinas Shell Petroleum Corporation (PSPC), and 100% of the outstanding trade receivables are from the SC 14 consortium. At present, the SC 14 consortium has a supply agreement with PSPC, assuring PSPC with sale of the SC 14 consortium's petroleum products. This agreement had been renewed every year.

With respect to credit risk arising from the other financial assets of the Group, which comprise of cash and AFS investments, the Group's exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments, gross of any collaterals and credit enhancements. The table below summarizes the Group's exposure to credit risk for the components of the consolidated balance sheet as of December 31, 2007:

Cash	₱3,825,792
Receivables:	
Accounts with contract operators	34,527,270
Accrued interest	17,715,604
Dividends	2,250,000
Advances to officers and employees	1,604,305
Accounts with partners	679,193
Others	658,814
Advances to related companies	7,309,559
AFS investments:	
Quoted	115,251,870
Unquoted	10,877,814
Gross maximum credit risk exposure	₱194,700,221

The table below shows the credit quality of the Group's financial assets by class as of December 31, 2007 based on the Group's credit evaluation process:

	Neither past due nor impaired			
	High Grade	*Standard Grade*	*Impaired*	*Total*
Cash	₱3,825,792	₱–	₱–	₱3,825,792
Receivables:				
Accounts with contract operators	34,527,270	–	–	34,527,270
Accrued interest	–	17,715,604	3,678,279	21,393,883
Dividends	2,250,000	–	–	2,250,000
Advances to officers and employees	1,604,305	–	–	1,604,305
Accounts with partners	679,193	–	–	679,193
Others	658,814	–	3,427,560	4,086,374
Advances to related companies	–	7,309,559	5,614,118	12,923,677
AFS investments:				
Quoted	115,251,870	–	–	115,251,870
Unquoted	10,877,814	–	–	10,877,814
Total	₱169,675,058	₱25,025,163	₱12,719,957	₱207,420,178

High grade credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. Standard grade credit quality financial assets are those assets with history of default but cannot be deemed uncollectible because it arises from related companies for which there is a common control.

The Group has no past due but not impaired financial assets as of December 31, 2007.

Liquidity risk

Liquidity risk is such risk where the Group becomes unable to meet its payment obligations when they fall due under normal and stress circumstances. The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and operating cash flows. The Group addresses liquidity concerns primarily through cash flows from operations and short-term borrowings.

All of the Parent Company's financial liabilities including future interest will fall due within one year except for advances from related companies which are currently demandable.

Market risks

Foreign currency risk

Foreign currency risk is such risk that the value of the Group's financial instruments diminish due to unfavorable changes in foreign exchange rates. The Parent Company's transactional currency exposures arise from sales in currencies other than its functional currency. All of the Parent Company's share in petroleum operations revenue are denominated in US Dollar. Likewise, the Parent Company is exposed to foreign exchange risk arising from its US Dollar-denominated trade receivables.

The Parent Company's trade receivable which is included in "Accounts with contract operators" is significantly exposed in foreign currency risk. As of December 31, 2007, this amounted to US$0.8 million which is equivalent to ₱32.9 million.

The following table summarizes the impact on the consolidated income before tax of reasonably possible changes in the exchange rates of US Dollar against the Peso:

USD Appreciate/(Depreciate)	Effect on income before income tax
1%	₱328,873
(1%)	(328,873)

There is no other impact on the Group's equity other than those affecting profit and loss.

Equity price risk
Equity price risk is such risk where the fair values of investments in quoted equity securities could decrease as a result of changes in the levels of equity indices and the value of individual stocks. The Group is exposed to equity securities price risk because of investments held by the Parent Company, which are classified in the consolidated balance sheets as AFS investments.

The effect on equity, as a result of a possible change in the fair value of equity instruments held as AFS investments as at December 31, 2007, that could be brought by changes in equity indices, with all other variables held constant, are as follows:

Change in quoted prices of investments carried at fair value	Effect on equity
Increase by 10%	₱11,525,187
Increase by 5%	5,762,594
Decrease by 10%	(11,525,187)
Decrease by 5%	(5,762,594)

The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

Commodity price risk
The Parent Company's revenues are based on international commodity quotations (i.e., primarily on the average Dubai oil prices) over which the Parent Company has no significant influence or control. This exposes the Parent Company's results of operations to commodity price volatilities that may significantly impact its cash inflows.

The following table below shows the effect on income before income tax of a reasonably possible change in the price of oil:

Change in oil prices	Effect on income before tax
Increase by 10%	₱17,488,896
Decrease by 10%	(17,488,896)

The impact on the Group's equity excludes the impact on transactions affecting profit or loss.

23. Capital Management

The Group maintains a capital base to cover risks inherent in the business. The primary objective of the Group's capital management is to optimize the use and earnings potential of the Group's resources, ensuring that the Group complies with externally imposed capital requirements, if any, and considering changes in economic conditions and the risk characteristics of the Group's activities. No significant changes have been made in the objectives, policies and processes of the Group from the previous years.

The following table summarizes the total capital considered by the Group:

	2007	2006
Capital stock	₱1,534,132,373	₱1,533,786,337
Additional paid-in capital	1,624,012	1,624,012
Unrealized valuation losses on AFS investments	(87,875,464)	(82,807,262)
Deficit	(49,541,472)	(77,597,129)
	₱1,398,339,449	₱1,375,005,958

24. Supplemental Information on Statements of Cash Flows

The principal non-cash activities are as follows:

a. Conversion of UPMC's receivables aggregating to ₱60.2 million to AFS investments of which the fair value amounted to ₱48.4 million.

b. Settlement of advances to related parties amounting ₱40.7 million in exchange for the Parent Company's own shares in 2006.

Board of Directors

ALFREDO C. RAMOS
Chairman

NICASIO I. ALCANTARA

WALTER W. BROWN

CHRISTOPHER M. GOTANCO

FRANCISCO A. NAVARRO

HONORIO A. POBLADOR III

ADRIAN S. RAMOS

PRESENTACION S. RAMOS

AUGUSTO B. SUNICO

Officers

ALFREDO C. RAMOS
President

FRANCISCO A. NAVARRO
Executive Vice President

REYNALDO E. NAZAREA
Treasurer & Vice President - Administration

ALESSANDRO O. SALES
Vice President - Exploration & Production

ADRIAN S. ARIAS
Corporate Secretary

Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co.

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos. (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: info@philodrill.com
Website: http://www.philodrill.com

BANKERS
Bank of the Philippine Islands
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank



END